Osage Bancshares, Inc.

OSAGE
BANCSHARES, INC.

2009 ANNUAL REPORT

OSAGE BANCSHARES, INC.
2009 ANNUAL REPORT

TABLE OF CONTENTS

bank more

Osage Bancshares, Inc.
239 E. Main Street
Pawhuska, OK 74056

To Our Shareholders and Customers:

This last year has been another interesting year for Osage Federal, the economy, and the nation. We've seen national unemployment rates reach 9.5%, the state of California issuing IOU's, and the implementation of bailout plans that are unheralded in our history. We posted a $1.6 million loss this fiscal year, which was solely the result of recognizing an additional other-than-temporary impairment charge on our investment in the AMF Ultra-Short Mortgage Fund. This fund invests in short-duration securities backed by mortgage loans. Because of the lack of market demand for these types of securities, the fund value dropped substantially during the fiscal year ended June 30, 2009. However, we have seen the value of the fund increase since June 30, 2009. Excluding the impairment charge, Osage Federal's core earnings were strong. Our net income, excluding the impairment charge, was $1.1 million. Our net interest income was up $411,000 over the prior year, which reflects a higher earning asset base and the benefit of the April 1, 2008 acquisition of Barnsdall State Bank. Our conservative lending practices have kept our loan losses, classified assets and delinquencies considerably below our peers.

We finished the fiscal year with assets of $158.3 million, a $1.5 million increase over last year. Our deposits have grown $7.2 million, mostly in certificates of deposit and transaction accounts. On the lending side, long-term rates dropped dramatically during the year. We had high levels of refinancing, both from our own customers and from new customers, and we sold $22.5 million of loans to Freddie Mac during the year. These sales generated cash, and we used some of it to invest in high-quality bonds, agency mortgage-backed securities and municipal securities.

We continue our history of paying quarterly dividends, including an $.085 dividend paid August 17, 2009 to shareholders of record August 3, 2009. We have maintained or increased our dividend each quarter for the past ten quarters.

The whole country learned some new acronyms this year- TARP, TLPG, and ARRA, just to name a few. The bottom line is that Osage Federal has a strong capital position and elected NOT to participate in any of the government handout programs. Hindsight is 20-20, and there are probably many financial institutions who regret their decision to participate. We believe that we made the right decision for our institution and for our shareholders.

We completed a fourth buyback of our common stock in April 2009. Since the buybacks began in early 2008, we have repurchased 819,945 shares, or almost 23%, of our original outstanding shares. We believe these buybacks add value to our franchise, and are in the best interests of our stockholders.

It has been a rough but rewarding ride this year. You, our customers and shareholders, continue to be our partner. We appreciate your business, and thank you for recommending us to your family, friends and co-workers. You make a difference!

Sincerely,

Mark S White

Mark S. White
President & CEO

<u>bank more</u>

CORPORATE PROFILE

Osage Bancshares, Inc. (the "Company") is the holding company for Osage Federal Bank (the "Bank"), a federal savings bank serving Osage and Washington Counties, Oklahoma from its main office in Pawhuska and branch offices in Bartlesville and Barnsdall. The Company is the successor to Osage Federal Financial, Inc., the Bank's former mid-tier holding company, which ceased to exist when the Bank's former mutual holding company, Osage Federal MHC, converted to stock form in January 2007. As part of the transaction, each outstanding publicly held share of common stock of Osage Federal Financial, Inc. was converted into 1.5739 shares of common stock of the Company. The Company also sold a total of 2,513,880 additional shares to the public at $10 per share, including 201,828 shares purchased by the Company's employee stock ownership plan with funds borrowed from the Company.

Osage Federal Bank was originally chartered by the State of Oklahoma in 1918 as the National Building and Loan Association and converted to a federally-chartered savings association in 1935. The Bank's deposits are insured to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") and it is a member of the Federal Home Loan Bank of Topeka ("FHLB").

Our executive offices are located at 239 East Main Street, Pawhuska, Oklahoma 74056 and our main telephone number is (918) 287-2919. The Bank maintains a website at www.osagefed.com.

STOCK MARKET INFORMATION

The Company's common stock trades on The Nasdaq Global Market[SM] under the symbol "OSBK." The following table shows, for each quarter during the past two fiscal years, dividends declared and high and low sale prices as reported on The Nasdaq Global Market[SM] for the Company. The Company's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank which is subject to certain regulatory restrictions on the payment of dividends.

Quarter Ended	High	Low	Dividends Declared
June 30, 2009	$ 10.25	$ 7.70	$ 0.085
March 31, 2009	8.38	7.25	0.085
December 31, 2008	9.27	7.22	0.085
September 30, 2008	10.38	9.25	0.085
June 30, 2008	$ 10.20	$ 9.25	$ 0.085
March 31, 2008	9.75	8.34	0.085
December 31, 2007	9.09	8.07	0.085
September 30, 2007	9.29	8.08	0.080

At June 30, 2009, there were 2,783,645 shares of the Company's common stock outstanding and approximately 301 stockholders of record, excluding accounts held with brokers. This number does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year Ended June 30,		
	2009	2008	2007
	(Dollars in thousands, except per share data)		
Balance Sheet Data:			
Assets	$ 158,289	$ 156,773	$ 122,684
Loans receivable, net	100,551	105,978	88,721
Securities	34,169	34,082	22,874
Cash and cash equivalents	14,459	7,790	4,970
Deposits	109,590	102,355	72,704
FHLB advances	20,700	21,300	13,000
Stockholders' equity	24,823	30,613	35,198
Summary of Operations:			
Interest income	$ 8,558	$ 8,026	$ 7,006
Interest expense	3,694	3,573	3,336
Net interest income	4,864	4,453	3,670
Provision for loan losses	70	20	10
Net interest income after provision for loan losses	4,794	4,433	3,660
Noninterest income	1,097	760	666
Noninterest expense [1]	6,876	4,824	2,863
Income (loss) before income taxes	(985)	369	1,463
Provision for income taxes	608	152	523
Net (loss) income	$ (1,593)	$ 217	$ 940
Per Share Data [2]:			
Earnings (loss) per share:			
Basic	$ (0.61)	$ 0.07	$ 0.28
Diluted	(0.61)	0.07	0.28
Dividends per share[3]	0.34	0.42	0.43
Performance Ratios:			
Return on average assets	(1.02)%	0.16%	0.79%
Return on average equity	(5.80)	0.63	3.92
Interest rate spread	2.62	2.31	2.34
Net interest margin	3.24	3.33	3.19
Average interest-earning assets to average Interest-bearing liabilities	125.06%	138.16%	129.17%
Efficiency ratio	129.36	92.53	66.04
Dividend payout ratio[3]	(61.90)	540.35	71.86
Asset Quality Ratios:			
Non-performing loans to total loans, net	0.19%	0.04%	0.02%
Non-performing assets to total assets	0.26	0.07	0.05
Net charge-offs to average loans outstanding	0.04	0.02	0.01
Allowance for loan losses to total loans	0.46	0.40	0.45
Allowance for loan losses to non-performing loans	235.18	1,024.07	2,985.40
Capital Ratios:			
Average equity to average assets	17.60%	24.97%	20.10%
Equity to assets at period end	15.68	19.53	28.69

(1) Noninterest expense for the years ended June 30, 2009 and 2008 included $2,646,000 and $1,357,000 in other-than-temporary impairment charges, respectively.

(2) Per share data for periods prior to January 17, 2007 has been adjusted for the exchange ratio in the second-step conversion of Osage Federal MHC.

(3) For periods prior to January 17, 2007, based on dividends paid per public share of Osage Federal Financial, Inc.

SELECTED QUARTERLY FINANCIAL DATA

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended June 30, 2009				
Interest income	$ 2,207,103	$ 2,168,105	$ 2,137,495	$ 2,045,397
Interest expense	942,753	945,314	920,683	885,313
Net interest income	1,264,350	1,222,791	1,216,812	1,160,084
Provision for loan losses	--	25,000	25,000	20,000
Net interest income after provision for loan losses	1,264,350	1,197,791	1,191,812	1,140,084
Noninterest income	208,460	211,650	316,070	361,352
Noninterest expense	2,145,523	2,212,344	1,386,063	1,132,455
Income (loss) before income taxes	(672,713)	(802,903)	121,819	368,981
Income taxes	145,150	112,167	210,877	140,204
Net income (loss)	$ (817,863)	$ (915,070)	$ (89,058)	$ 228,777
Basic and diluted earnings (loss) per share	$ (0.29)	$ (0.35)	$ (0.04)	$ 0.09

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended June 30, 2008				
Interest income	$ 1,892,105	$ 2,009,590	$ 1,996,499	$ 2,128,229
Interest expense	775,992	904,537	927,626	965,473
Net interest income	1,116,113	1,105,053	1,068,873	1,162,756
Provision for loan losses	--	--	--	20,000
Net interest income after provision for loan losses	1,116,113	1,105,053	1,068,873	1,142,756
Noninterest income	176,208	192,309	189,282	202,737
Noninterest expense	806,969	838,417	900,639	2,277,884
Income before income taxes	485,352	458,945	357,516	(932,391)
Income taxes	177,588	165,064	134,308	(324,826)
Net income	$ 307,764	$ 293,881	$ 223,208	$ (607,565)
Basic and diluted earnings per share	$ 0.09	$ 0.09	$ 0.07	$ (0.21)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and results of operations of the Company should be read in conjunction with the accompanying Consolidated Financial Statements.

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs, expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Our results of operations depend primarily on our net interest income, which is the difference between the interest we earn on our interest-earning assets and the interest we pay on interest-bearing liabilities. Net interest income is a function of the relative average balances of our loans and investment securities versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our interest-earning assets consist primarily of residential and non-residential mortgage loans, commercial loans, consumer loans, residential mortgage-related securities and federal funds sold. Interest-bearing liabilities consist primarily of retail deposits and borrowings from the FHLB. Our results of operations also depend on our provision for loan losses, non-interest income, non-interest expense and effective tax rate. Non-interest income includes service fees and charges. Non-interest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses.

Our results of operations may also be affected significantly by changes in market interest rates, economic and competitive conditions in our market area, and changes in applicable laws, regulations or governmental policies. Furthermore, because our lending activity is concentrated in loans secured by real estate located in Oklahoma, downturns in the regional economy encompassing Oklahoma could have a negative impact on our earnings.

Overview

During fiscal 2009, the Company experienced high liquidity levels. Long-term rates fell, which affected our lending strategy. We made a decision to sell almost all of our conforming one- to four-family loans to Freddie Mac. Those sales, in addition to deposit growth, created a high level of liquidity. We are using some of the liquidity to purchase short-duration bank-qualified investment securities. During the prior fiscal year, on April 1, 2008, the Bank completed the acquisition of Barnsdall State Bank (Barnsdall) in an all-cash transaction. At the date of acquisition, Barnsdall, which operated from a single office in Barnsdall, Oklahoma, had total assets of $12.2 million, deposits of $10.5 million and stockholders' equity of $1.7 million. The acquisition of Barnsdall has improved our competitive position in the Bartlesville-Washington County Market and made us the largest FDIC-insured depository institution by market share in Osage County.

With the capital raised in its offerings, the Company has been able to steadily grow its interest-earning assets. This past fiscal year saw a slowdown of that growth because of loan sales. Because of falling long-term interest rates, we had many customers who refinanced their existing mortgages with us, or refinanced their mortgages held outside the bank with us. Because of the rate environment, we decided to sell almost all of our conforming one- to four-family fixed-rate loans to Freddie Mac, a U.S. government-sponsored enterprise in the business of purchasing and securitizing residential mortgages from thrifts and other seller-servicers, beginning in December 2008. Primarily because of these loan sales, loans receivable, net decreased 5.1% from June 30, 2008 to June 30, 2009. During this period, we have increased the percentage of our assets invested in securities and other liquid investments that generally yield less than mortgage loans. Securities and other liquid investments increased from 26.7% of assets at June 30, 2008 to 30.7% of assets at June 30, 2009. During the year, we purchased approximately $6.5 million of held-to-maturity securities, including mortgage-backed securities, bonds and municipal securities. We are getting improved yields on these securities when compared to overnight investments, and the purchases tend to have short durations, generally less than two years. The proceeds from the 2004 offering of Osage Federal Financial, Inc. were originally invested in high-quality collateralized mortgage obligations which have been reduced through normal paydowns, while the proceeds from the 2007 reorganization have been used primarily to pay off high-rate, short-term FHLB advances, to fund new loan growth and to buy back our stock. We have continued our certificate of deposit program called "You Pick 'Em," which allows a depositor to choose a certificate term of 6 to 15 months, and receive the same rate no matter which term is chosen. This allows us to retain and attract customers, but does not lock us into paying high rates for long periods of time. In the current rate environment, our strategy has been to attract shorter-term deposits, paying less than like-term FHLB advances. We also offer higher rates, slightly below like-term FHLB advances, for higher-balance certificates with terms of 9, 11, 13, 18, 25, 30, 37, 49, and 61 months. Our strategy is to retain and attract customers who are rate-sensitive, without driving up rates on all of our standard certificate of deposit products. As of June 30, 2009, we have approximately 6.4% of our certificates in these odd-termed categories, and 41.9% in the "You Pick 'Em" program. Certificates of deposit increased $3.0 million from June 30, 2008 to June 30, 2009. We continued to use long-term advances from the FHLB to stabilize our funding costs. Although our net interest margin narrowed, our interest rate spread improved from 2.31% for fiscal year 2008 to 2.62% for the fiscal year ended June 30, 2009, and net interest income grew to $4.9 million, an increase of $411,000 or 9.2% over the same period last year. Because short-term rates are near zero, our net interest margin is affected since the mix of liquid assets has increased. We anticipate continuing to sell conforming loans to Freddie Mac to help improve our interest rate risk in the longer term. We finished our fourth stock buyback during the last quarter of fiscal 2009.

Business Strategy

Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing quality service at competitive prices and emphasizing local control and decision-making. Generally, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one- to four-family residential real estate located in our market area. To the extent that new deposits have exceeded loan originations, we have invested these deposits primarily in various types of securities. The loan sales to Freddie

Mac have generated a substantial amount of cash, which has also been invested in these securities and more liquid assets. As long as the low rate environment persists, we plan on continuing to sell loans to Freddie Mac and buying shorter duration securities with excess cash. We intend to continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one- to four-family mortgages, and multi-family and commercial real estate mortgage loans. Notwithstanding the government conservatorship of Freddie Mac, our loan sales to them continue to provide a source of liquidity for home mortgages which we intend to continue using.

During the past year, short term interest rates have decreased 131 basis points, while 30-year Treasury rates have decreased only 20 basis points. This caused the "yield curve" to become steeper. There was a 416 basis point positive spread between the 30-year and the one month Treasury rates at June 30, 2009. As a comparison, the average difference between 30-year and one-month Treasury rates for the period of June 30, 1996 to June 30, 2007 was 184 basis points. From June 30, 2006 to June 30, 2009, this difference was 173 basis points. This steepening of the yield curve generally has helped our net interest margin, because we are typically attracting shorter-term certificates of deposit to invest in longer-term loans. However, because of our high liquidity combined with short-term rates at historic lows, the margin has been impacted negatively. To counter any rise in long-term rates, we continue to emphasize the origination of shorter term fixed-rate loans and adjustable-rate loans for the loan portfolio consistent with our asset/liability management policies, in addition to selling longer-term fixed rate loans to Freddie Mac.

In our local market, there have been some layoffs, including a 4% staff reduction at ConocoPhillips. Other businesses, including an inbound call center, are experiencing growth. However, the unemployment has increased over the last year in our marketplace. Casino gambling continues to provide economic stimulus in the area. Housing construction has slowed, and housing supply and demand are in balance. The small amount of overbuilding the past few years has largely been absorbed, and the supply of new and used homes seems to be consistent with current demand. We do a limited amount of speculative loans, and generally limit the amount outstanding to any one builder to no more than three homes at any one time. Generally, these loans are on homes under $300,000 in price, with a one-year term. At June 30, 2009, none of our spec home loans had been outstanding for over a year.

For the past several years, we have emphasized the origination of shorter-term and adjustable-rate loans for our portfolio, including commercial real estate, consumer, commercial, construction and home equity loans, in order to improve the yield and interest sensitivity of earning assets. We have employed a variety of strategies to control funding costs including seeking lower cost non-certificate accounts, using shorter-duration certificate accounts and laddering the maturities of our FHLB advances. During the fiscal year ending June 30, 2008, the board of directors approved the purchase of up to $15.0 million of available-for-sale securities, which were to be funded with a ladder of FHLB advances. As of June 30, 2009, we had purchased $5.1 million of securities under this plan, which were all purchased during the fiscal year ended June 30, 2008.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. This requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurance that actual results will not differ from those estimates. If actual results are different than management's judgments and estimates, our financial results could change, and such change could be material to us.

Allowance for Loan Losses. We consider that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than other significant accounting policies. The balance in the allowance for loan losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, peer group comparisons, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management's estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio that may become evident only at a future date. Additional provisions for such losses, if necessary, would negatively impact earnings.

For purposes of our allowance for loan loss methodology, we categorize our loans into one of nine categories: residential fixed-rate mortgages, adjustable-rate loans (including residential and nonresidential loans), second mortgages, commercial business, commercial real estate, construction, automobile, mobile home, and other consumer loans. The indicated loss factors resulting from this analysis are applied to determine a level for each of the nine categories of loans. In addition, we individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral values.

Intangible Assets. Intangible assets such as goodwill and mortgage servicing rights are subject to periodic impairment tests and amortization of the asset through a charge to expense. To the extent the outcome of the impairment tests differ from the carrying value, additional charges to expense could be required to reduce the carrying value to fair value, which would adversely impact earnings in future periods. For purposes of measuring impairment, mortgage servicing rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are contractual maturity and interest rate. Goodwill impairment was measured based upon its implied fair market value at the Bank level. Based on the Company's goodwill impairment test, management does not believe the asset is impaired as of June 30, 2009.

Other-than-Temporary Impairment. Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The term "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospect for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

In the years ended June 30, 2008 and 2009, the Company recognized an other-than-temporary impairment on its investment in the AMF Ultra-Short Mortgage Fund (the Fund). This fund was rated AAA by Standard & Poor's until July 11, 2008. At that time, it was no longer rated by a major rating agency, since potential new shareholders can no longer acquire the fund. Due to downgrades of certain securities held in the fund's portfolio, the Company recognized a $1.4 million pre-tax other-than-temporary impairment charge on its investment in the Fund during 2008 and an additional $2.6 million other-than-temporary impairment charge during 2009, which are included in noninterest expense on the statement of operations.

Comparison of Financial Condition at June 30, 2009 and June 30, 2008

Our total assets increased by $1.5 million to $158.3 million at June 30, 2009 from $156.8 million at June 30, 2008 primarily due to continued deposit growth.

Loans receivable, net decreased to $100.6 million at June 30, 2009 from $106.0 million at June 30, 2008. One- to four-family mortgages decreased $5.0 million, or 7.6%, to $61.9 million at June 30, 2009 from $66.9 million at June 30, 2008. Nonresidential real estate loans increased $762,000, or 4.2% to $19.1 million at June 30, 2009 from $18.3 million at June 30, 2008. We have funded loans and loan participations for office buildings this year, as well as hotels and nonfarm properties. Construction loans were $7.2 million, essentially flat with the prior year. We have four construction loans for custom homes that total $2.9 million for which we are providing interim financing only. Also included in construction loans are eleven loans totaling $2.1 million for which the builders do not yet have buyers. There were $357,000 in loans held for sale at June 30, 2009 and $455,000 in loans held for sale at June 30, 2008. We sold most of the fixed-rate, one- to four-family loans that we originate to Freddie Mac.

Cash and cash equivalents (consisting primarily of federal funds sold and our balances in our correspondent bank accounts) increased by $6.7 million, or 85.6%, to $14.5 million at June 30, 2009 from $7.8 million at June 30, 2008. Our correspondent bank determines our daily funds availability, and they either sell or purchase federal funds on our behalf. These are overnight investments (federal funds sold) or overnight borrowings (federal funds purchased). At June 30, 2009 we had federal funds sold of $2.3 million. These funds are placed at various institutions to minimize credit risk. We also had $9.4 million of overnight balances, which typically earn a slightly higher rate than federal funds sold.

Securities, which consist of mortgage-backed securities, private placement pass-through securities, collateralized mortgage obligations, bonds issued by the Federal Home Loan Bank and Freddie Mac, and municipal securities, increased to $34.2 million at June 30, 2009 from $34.1 million at June 30, 2008. This increase was due to the purchase of $6.5 million in held-to-maturity securities. The increase was partially offset by normal paydowns in the held-to-maturity and available-for-sale portfolios. Investment securities also declined due to the $2.6 million write-down of our investment in the Fund due to an other-than-temporary impairment.

Our total liabilities increased $7.1 million to $132.7 million due to deposit growth of $7.2 million, partially offset by a decrease in FHLB borrowings to $20.7 million at June 30, 2009 from $21.3 million at June 30, 2008. Total deposits increased to $109.6 million at June 30, 2009 from

$102.4 million at June 30, 2008, a $7.2 million, or 7.1% increase. Certificates of deposit increased to $73.7 million from $70.7 million at June 30, 2008. We have been promoting our "You Pick 'Em" specials, and have accumulated $35.6 million of deposits in these categories and our odd-termed certificate of deposit products. There has been some change in the mix of our checking and money market deposits. Noninterest bearing accounts, which are included in checking accounts, have increased $2.5 million to $10.2 million at June 30, 2009, compared to $7.7 million at June 30, 2008. Excluding the bank's own checking accounts, the increase was $258,000. Our NOW accounts had balances of $14.7 million as of June 30, 2009, an increase of $1.5 million from June 30, 2008. Money market accounts have decreased $406,000 between the same periods, and passbook savings accounts have increased $535,000. We continue to see some of these nonmaturity deposits transferred to our higher-yielding certificates, and we have lost some of these funds to financial institutions with much more aggressive money market rates.

Stockholders' equity decreased $5.8 million to $24.8 million at June 30, 2009 from $30.6 million at June 30, 2008. This decrease in stockholders' equity was primarily due to the buyback of 452,500 shares of common stock in open-market stock repurchase programs. In accordance with the Maryland General Corporation Law, the shares repurchased on the open market are treated as authorized but unissued. The total effect of these buybacks was a reduction in stockholders' equity of $3.6 million. Our net loss decreased stockholders' equity by $1.6 million, while amortization of awards under the stock option plan and restricted stock plan increased stockholders' equity by $295,000. The Company paid regular cash dividends of $954,000 (net of restricted stock dividends of $32,000), in the year ending June 30, 2009. Accumulated other comprehensive income was $96,000, an improvement of $159,000 over the other comprehensive loss of $63,000 at June 30, 2008.

Comparison of Operating Results for the Years Ended June 30, 2009 and 2008

General. Net loss for the year ended June 30, 2009 was $(1.6) million ($(0.61) per diluted share), a $1.8 million decrease compared to net income of $217,000 ($0.07 per diluted share) for the year ended June 30, 2008. Excluding the $2.6 million pre-tax and after-tax, and $841,000 after-tax other-than-temporary impairment charges on the Fund in the current year and prior year, respectively, net income would have been $1.05 million ($.40 per diluted share) and $1.06 million ($.30 per diluted share) for the years ended June 30, 2009 and 2008, respectively. The slight decrease in net income, excluding the impairment charge, resulted mainly from an increase in noninterest expense, provision for loan losses, and provision for income taxes, partially offset by increases in net interest income and noninterest income.

Interest Income. Total interest income increased by $532,000, or 6.6%, to $8.6 million for the year ended June 30, 2009 from $8.0 million for 2008 primarily due to an increase in the balance of earning assets. The average balance of total interest-earning assets for the year ended June 30, 2009 was $150.3 million, an increase of $16.7 million from the average balance of $133.6 million for the year ended June 30, 2008. The yield on earning assets for the period decreased 31 basis points, and was 5.70% compared to a yield of 6.01% in 2008.

The primary factor for the increase in interest income was a $637,000, or 9.9% increase in interest from loans. Average loans increased $11.2 million, or 11.7%, from $95.9 million in 2008 to $107.1 million in 2009. There was, however, an 11 basis point decrease in the average yield on loans to 6.60% for the 2009 period from 6.71% in the 2008 period, reflecting lower long-term interest rates, downward repricing of variable-rate loans, and a change in the mix of loans.

Our average investment portfolio and cash investments totaled $43.1 million for the year ended June 30, 2009, a $5.4 million or 14.4% increase from $37.7 million in 2008. The yield on these investments decreased to 3.45% compared to 4.22% in 2008. This yield decrease is attributable to much lower overnight rates, and decreases in average yields on the mutual fund investing in short-duration mortgages.

Interest Expense. Total interest expense increased $121,000 or 3.4%, to $3.7 million for the year ended June 30, 2009 from $3.6 million for the year ended June 30, 2008. The increase in interest expense resulted from a $23.4 million, or 24.3%, increase in the average balance of interest-bearing liabilities, to $120.1 million for the 2009 period compared to $96.7 million for the 2008 period. The average cost of interest-bearing liabilities decreased 63 basis points, to 3.07% in the current period from 3.70% in the same period of 2008. We had a change in the mix of our deposits, with average interest-bearing deposits up $17.4 million between the periods. Certificates of deposit accounted for $11.4 million of this increase. For the same time periods, interest-bearing transaction account balances increased $4.1 million and passbook savings account balances increased $2.0 million. Much of this growth is attributable to the Barnsdall acquisition and to increased municipal deposits. Barnsdall had $10.5 million in total deposits at March 31, 2008, immediately prior to the acquisition date. Average rates on certificates of deposit for the 2009 period were 3.42%, decreasing 86 basis points from 4.28% during 2008. These rate decreases reflect general market conditions.

Interest expense on FHLB advances increased $185,000 for the year ended June 30, 2009, or 26.7%, compared to the year ended June 30, 2008, reflecting an increase in the average balance of advances to $21.7 million for the 2009 period from $15.7 million for the 2008 period, combined with a 37 basis point decrease in the average cost. We increased average advances over the period to fund loan growth and to maintain liquidity. We also match funded available-for-sale securities that we purchased late in fiscal 2008.

Net Interest Income. Net interest income increased by $411,000 or 9.2%, to $4.9 million for the year ended June 30, 2009, compared to $4.5 million for the year ended June 30, 2008. The net interest rate spread increased to 2.62% for the 2009 period from 2.31% for the 2008 period, while the net interest margin decreased to 3.24% from 3.33% for the same periods. The increase in spread reflects repricing of our maturing certificates of deposit and advances. The decrease in the net interest margin reflects lower levels of equity available for investment, and a decline in short-term investment rates, partially offset by higher levels of non-interest bearing deposit accounts.

Provision for Loan Losses. The provision for loan losses was $70,000 for the year ended June 30, 2009 compared to $20,000 during the year ended June 30, 2008. There were $37,000 of net charge-offs in the 2009 period, compared to $16,000 of net charge-offs in fiscal 2008. We have seen an increase in loan delinquencies from the prior year, and we increased the allowance for loan losses accordingly. Based on our stratification of the loan portfolios using historical loss factors and other data, management believes that the recorded allowance would cover both known and inherent losses in the portfolio that were both probable and estimable.

The evaluation of the level of loan loss allowance is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. The level of the allowance is based on estimates and the ultimate losses may vary from these estimates. The allowance for loan losses was $463,000 at June 30, 2009 and $430,000 at June 30, 2008, and as a percentage of total loans outstanding was .46% and .40% at June 30, 2009 and 2008, respectively. The increase in this ratio is mainly reflective of management's evaluation of the economic climate and loan delinquencies. Our nonaccrual loans were $197,000 and $42,000 at June 30, 2009 and 2008, respectively. At June 30, 2009, nonaccrual loans included two residential real estate loans totaling $173,000, which are in the process of foreclosure. We estimate the collateral value to be more than sufficient to satisfy the debt. The ratios of total nonaccrual loans to total loans as of June 30, 2009 and 2008 were .19% and .04%, respectively.

Management assesses the allowance for loan losses monthly. While management uses available information to estimate losses on loans, loan loss provisions may be necessary based on changes in economic conditions. The economic outlook in our largest market, which is in Bartlesville, Oklahoma, in Washington County, is more favorable than the national outlook. A large inbound customer call center located here has recently announced a workforce expansion of 50-75 positions in the next few months. Three hotels have recently been completed, and another one is being constructed in Bartlesville. The city anticipates that these facilities will enable us to attract more tourism events. Our largest employer, ConocoPhillips, just completed a 4% company-wide workforce reduction. Approximately 150 of these reductions occurred in Bartlesville. However, approximately 75 new positions will be transferring here with ConocoPhillips from another Oklahoma city. There have been other small reductions in staff in other area businesses.

Area home prices are typically much more stable in our geographic area than in some other states, and we have not had the large increases over the last several years that other geographical areas have experienced. We have also not seen the dramatic declines that other areas are currently experiencing.

In addition to our management assessment, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Bank to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of June 30, 2009 was maintained at a level that represented management's best estimate of losses in the loan portfolio to the extent they were both probable and reasonably estimable. However, there can be no assurance that the allowance of loan losses will be sufficient to offset any future loan losses.

Noninterest Income. Noninterest income increased to $1.1 million for the year ended June 30, 2009 from $760,000 for the year ended June 30, 2008. Gains on sales of mortgage loans were up $269,000 due to higher volumes of loans sold to Freddie Mac. Service charges on deposit accounts increased $38,000 between the periods, reflecting fee income from the Barnsdall branch and a fee increase in May 2009. Mortgage loan servicing fees increased $8,000, reflecting higher dollar amounts of loans serviced.

Noninterest Expense. Noninterest expense was $6.9 million for the year ended June 30, 2009 compared to $4.8 million for the year ended June 30, 2008. Included in noninterest expense for fiscal 2009 and 2008 were $2.6 million and $1.4 million in other-than-temporary impairment charges on the Bank's investment in the Fund as discussed in "Critical Accounting Policies, Judgments and Estimates." Excluding these other-than-temporary impairment charges, noninterest expense for 2009 would have been $4.2 million, increasing $764,000 from $3.5 million for the year ended June 30, 2008. Salaries and benefits increased $344,000, or 16.7%, due to the acquisition of Barnsdall, other additions to staff, and normal salary increases. Stock and stock option awards given under the Osage Bancshares, Inc. 2007 Stock Compensation and Incentive Plan increased these expenses $99,000. Other benefits increased $33,000, including educational costs, temporary agency fees, and training expenses. Employee insurance costs increased $28,000 during the same period, and payroll taxes increased $22,000, mainly due to higher payroll and employment taxes. All these expenses were also affected by additions to staff from the Barnsdall acquisition. Occupancy expense increased $125,000 mostly as a result of a branch renovation, computer maintenance, and the addition of the Barnsdall branch. Deposit insurance premiums increased $171,000, reflecting the expiration of a credit received by many financial institutions in a prior year, as well as higher deposit balances and an increase in the assessment rate. The FDIC increased the assessment rate for the most highly rated institutions to between 12 and 14 basis points for the first calendar quarter of 2009 and set the rate between 12 and 16 basis points thereafter. Deposit insurance expense also reflected a special assessment of 5 basis points on assets less Tier 1 capital at June 30, 2009, which amounted to $69,000 for the Bank. The FDIC has also established a program under which it fully guarantees all non-interest bearing transaction accounts and senior unsecured debt of a bank or its holding company. Institutions that did not opt out of the program by December 5, 2008 will be assessed ten basis points for non-interest bearing transaction account balances in excess of $250,000 and 75 basis points of the amount of debt issued. The Company and the Bank chose not to participate in this program. Data processing increased $44,000 because of technology upgrades and the addition of Barnsdall. Item processing costs and other charges from correspondent banks increased $36,000 due to higher volumes and some price increases. Professional and SEC-related expenses increased $17,000, primarily because of costs for implementation of the internal control reporting requirements under the Sarbanes-Oxley Act of 2002, increased audit fees and costs of testing goodwill impairment.

Provision for Income Taxes. The provision for income taxes increased $456,000, or 299.9%. Excluding the $516,000 tax benefit of the OTTI in the year ended June 30, 2008, income taxes decreased $60,000 from the prior year, reflecting a slight decrease in pretax income (excluding the OTTI charges). Excluding this charge, the effective tax rate was 37% for the period ended June 30, 2009, and 39% for the year ended June 30, 2008. The decrease in the effective tax rate reflects a higher proportion of nontaxable income in the current year.

Comparison of Operating Results for the Years Ended June 30, 2008 and 2007

General. Net income for the year ended June 30, 2008 was $217,000 ($0.07 per diluted share), a $723,000 decrease compared to net income of $940,000 ($0.28 per diluted share) for fiscal 2007. The decrease in net income resulted mainly from an after-tax impairment charge of $841,000 related to an other-than-temporary decline in the net asset value of the Bank's investment in the AMF Ultra Short Mortgage Fund. This charge offset improvements in net interest income and noninterest income.

Interest Income. Total interest income increased by $1.0 million, or 14.6%, to $8.0 million for the year ended June 30, 2008 from $7.0 million for the year ended June 30, 2007 primarily due to a $18.4 million increase in average earning assets, partially offset by a 7 basis point decrease in the yield on those assets. The average balance of total interest-earning assets increased to $133.6 million for 2008 from $115.2 million for 2007. The increase in average earning assets was attributable to a $13.6 million, or 16.6% increase in the average volume of loans, and a $4.6 million, or 14.8% increase in the average balance of securities and deposits with other financial institutions. The increase in this category of earning assets was driven by growth in federal funds sold, and purchases of held-to-maturity and available-for-sale securities, partially offset by decreases in both available-for-sale and held-to-maturity investment securities. The Barnsdall acquisition also contributed to the increase in these average balances. The average yield on the loan portfolio has increased 5 basis points to 6.71% between the periods, while the average yield on securities and deposits with other financial institutions has decreased 41 basis points to 4.22% between the periods. Federal funds sold interest rates and other short-term rates fell significantly during the fiscal year, causing much of the rate decline.

Interest Expense. Total interest expense increased by $237,000, or 7.1%, to $3.6 million for the year ended June 30, 2008 compared to $3.3 million for the year ended June 30, 2007. Our average interest-bearing liabilities, including most deposits and FHLB advances, increased $7.5 million to $96.7 million for the year ended June 30, 2008, compared to $89.2 million for 2007. Of those averages, advances decreased $5.7 million, while certificates of deposit are up $13.3 million. Our money market account average balances decreased $804,000 between the two periods, and interest-bearing checking balances increased $1.0 million The cost of our total interest-bearing liabilities has decreased 4 basis points from the prior period, from 3.74% to 3.70%. This was due primarily to a decrease in rates on advances, which decreased 43 basis points between the two periods. Average rates on certificates changed only 2 basis points.

Net Interest Income. Net interest income increased by $783,000, or 21.3%, to $4.5 million for the year ended June 30, 2008 from $3.7 million for fiscal 2007. The net interest rate spread decreased slightly to 2.31% for 2008 from 2.34% for 2007, while the net interest margin increased to 3.33% from 3.19%. The increase in the margin resulted from the equity received during the reorganization, as well as the benefit of higher average loan balances with higher average rates. This equity is, in effect, a free source of funds. Since this equity was used primarily to pay off short-term borrowings, it did not substantially grow our average earning assets. The margin is influenced positively by a high mix of low-cost or free funding sources, and negatively by the amount of earning assets.

Provision for Loan Losses. Provision for loan losses for the years ended June 30, 2008 and 2007, respectively, was $20,000 and $10,000. There were $16,000 of net charge-offs in 2008 compared to $7,000 of net charge-offs in 2007. Based on our stratification of the loan portfolios using historical loss factors and other data, management believes that the recorded allowance would cover both known and inherent losses in the portfolio that were both probable and estimable. Although nonaccrual loans remained low at $42,000 at June 30, 2008 compared to $13,000 at June 30, 2007, the allowance for loan losses was increased as a result of higher loan balances in several major categories. There can be no assurance, however, that the allowance for loan losses will be sufficient to cover actual losses.

Noninterest Income. Noninterest income increased to $760,000 for the year ended June 30, 2008 from $666,000 for the year ended June 30, 2007. Gains on sales of mortgage loans were up $57,000 to $69,000 for the year ended June 30, 2008 compared to $12,000 for the year ended June 30, 2007 due to higher loan volumes sold. The increase in loans sold reflects market demand for long-term, fixed-rate loans which we prefer not to retain in portfolio. Mortgage loan servicing fees increased $20,000 primarily due to higher volumes of loans serviced. Service charges on deposit accounts decreased $19,000 from the prior year, which is a function of reductions in overdraft fees from customers. Other income increased $32,000 due to a $29,000 increase in ATM and debit card fees. This reflects increased usage of this product.

Noninterest Expense. Noninterest expense was $4.8 million for the year ended June 30, 2008, increasing $2.0 from $2.9 million for the year ended June 30, 2007. The Company recognized a $1.4 million other-than-temporary impairment charge on its investment in the Shay Ultra-short Mortgage Fund, which is included in noninterest expense. Excluding this item, noninterest expense increased $604,000 to $3.5 million for the year ended June 30, 2008. Salaries and benefits increased $323,000, or 18.7%, for several reasons. Base salaries increased $139,000, reflecting normal raises, the addition of Barnsdall beginning April 1, 2008, and the addition of two staff positions. The adoption of the Osage Bancshares, Inc. 2007 Stock Compensation and Incentive Plan in December of 2007 increased expenses by $100,000. Employee insurance costs increased $23,000, and the additional employee stock ownership plan expenses as a result of the reorganization increased compensation by $19,000. Director and officer expenses increased $11,000 due partly because of agency fees paid for new employees and increased costs of administering nonqualifying compensation plans. Dividends on unearned restricted stock, which are accounted for as compensation expense, increased $8,000 between the years. Occupancy expense increased $62,000, primarily due to a branch renovation, the addition of Barnsdall, lower furniture and equipment depreciation, partially offset by higher equipment and building maintenance costs. Other operating expenses increased $216,000 for the period. Professional fees increased $76,000, because of being listed on the Nasdaq Stock Market, as well as additional expenses relating to the solicitation of proxies for the 2007 annual meeting, and costs of compliance with the Sarbanes-Oxley Section 404 requirements. Advertising increased $48,000 due to the new advertising campaign we started last year. We are continuing our "bank more" advertising campaign, which stresses customer service, internet banking, and being a hometown bank. Data processing increased $23,000 due to the full year effect of internet banking, the addition of Barnsdall, and upgrades to our processing systems. Expenses for operation of the ATM and debit card network increased $19,000 over the prior year. As noted previously, income from these activities has also increased significantly. During 2007, we made a $10,000 provision on a foreclosed asset property that is in a flood plain, after the severe flooding that occurred in our market during June 2007. We reversed the provision in the current year.

Provision for Income Taxes. The provision for income taxes decreased $370,000, or 70.9%, reflecting a decrease in pretax income. The effective tax rates were 41% for the fiscal year ended June 30, 2008 and 36% for the fiscal year ended June 30, 2007. The increase in the effective tax rate for the 2008 fiscal year was due to nondeductible portions of employee benefit plan expenses.

Average Balance Sheet. The following tables set forth certain information relating to our interest-earning assets and interest-bearing liabilities at and for the periods indicated. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Interest on tax-exempt securities is presented on a taxable equivalent basis assuming a marginal tax rate of 32% for non-Oklahoma securities and 38% for Oklahoma securities. Average balances are daily averages. An estimate based on month-end balances is used for noninterest-bearing deposits. Management does not believe that the use of month-end balances instead of daily average balances for noninterest-bearing deposits has caused any material differences in the information presented.

	Year Ended June 30,								
	2009			2008			2007		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)								
Interest-earning assets:									
Loans receivable, net [1]	$ 107,119	$ 7,070	6.60%	$ 95,881	$ 6,434	6.71%	$ 82,237	$ 5,478	6.66%
Securities[2]	43,136	1,488	3.45	37,703	1,592	4.22	32,981	1,528	4.63
Total interest-earning assets	150,255	8,558	5.70	133,584	8,026	6.01	115,218	7,006	6.08
Non-interest-earning assets	5,755			4,296			4,011		
Total assets	$ 156,010			$ 137,880			$ 119,229		
Interest-bearing liabilities:									
Demand and NOW accounts	$ 13,472	170	1.26	$ 9,393	100	1.06	$ 8,311	67	0.81
Money market savings	5,030	71	1.41	5,106	75	1.47	5,910	93	1.57
Savings	6,027	47	0.78	4,035	32	0.79	4,436	34	0.77
Certificates of deposit	73,872	2,525	3.42	62,440	2,671	4.28	49,113	2,100	4.28
FHLB advances	21,741	881	4.05	15,714	695	4.42	21,430	1,042	4.86
Total interest-bearing liabilities	120,142	3,694	3.07	96,688	3,573	3.70	89,200	3,336	3.74
Non-interest-bearing liabilities	8,418			6,764			6,062		
Total liabilities	128,560			103,452			95,262		
Stockholder's equity [3]	27,450			34,428			23,967		
Total liabilities and stockholder's equity	$ 156,010			$ 137,880			$ 119,229		
Net interest income		$ 4,864			$ 4,453			$ 3,670	
Net interest rate spread[4]			2.62%			2.31%			2.34%
Net interest margin[5]			3.24%			3.33%			3.19%
Ratio of average interest-earning assets to average interest-bearing liabilities			125.06%			138.16%			129.17%

(1) Non-accruing loans have been included in loans receivable, net, and the effect of such inclusion was not material. Loans held for sale have been included in loans receivable, net.
(2) Includes securities, interest-bearing deposits, and FHLB stock.
(3) Includes equity received from contributions made to the ESOP.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table reflects the sensitivity of our interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended June 30, 2009 vs. 2008 Increase (Decrease) Due to			Year Ended June 30, 2008 vs. 2007 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest and dividend income:						
Loans receivable	$ 743	$ (107)	$ 636	$ 916	$ 40	$ 956
Securities	211	(315)	(104)	206	(142)	64
Total interest-earning assets	954	(422)	532	1,122	(102)	1,020
Interest expense:						
Demand and NOW Deposits	$ 49	$ 21	$ 70	$ 10	$ 23	$ 33
Money market savings	(1)	(3)	(4)	(12)	(6)	(18)
Savings accounts	16	(1)	15	(3)	1	(2)
Certificates of deposit	442	(588)	(146)	570	1	571
Advances from FHLB and other borrowings	248	(62)	186	(259)	(88)	(347)
Total interest-bearing liabilities	754	(633)	121	306	(69)	237
Change in net interest income	$ 200	$ 211	$ 411	$ 816	$ (33)	$ 783

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates. We are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. Our assets include long-term (primarily 15-year), fixed-rate loans and investments, while our primary source of funds is deposits with substantially shorter maturities. Although having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, this type of an asset/liability mismatch is generally detrimental during periods of rising interest rates.

The Board of Directors has established an Asset/Liability Committee that consists of President and CEO Mark S. White, Executive Vice President and Chief Lending Officer Richard Trolinger, Senior Vice President Martha Hayes, Vice President, Chief Financial Officer and Treasurer Sue Allen Smith, Vice President Glenna Leik, and New Accounts Manager Evelyn Laird. The committee meets on a monthly basis to review current investments; average lives, durations and repricing frequencies of loans and securities; loan and deposit pricing and production volumes and alternative funding sources; interest rate risk analysis; liquidity and borrowing needs; and a variety of other asset and liability management topics. A synopsis of each meeting is reported to the full Board monthly.

To reduce the effect of interest rate changes on net interest income, we have adopted various strategies intended to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The main elements of these strategies include seeking to:

(1) originate loans with adjustable-rate features or fixed-rate loans with short maturities, such as commercial real estate, consumer, commercial, construction, and home equity loans;

(2) use odd-termed, shorter-duration certificates which allow us to retain customers but protect us from long-term, high-rate deposits;

(3) attract more core deposits (i.e., transaction and savings accounts) which tend to be less interest rate sensitive; and

(4) continue our practice of "laddering" FHLB advances.

Quantitative Analysis. Exposure to interest rate risk is actively monitored by management. Osage Federal Bank's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. We use the Office of Thrift Supervision Net Portfolio Value ("NPV") Model and other models to monitor our exposure to interest rate risk which calculates changes in net portfolio value. These results are reported to the Board of Directors quarterly. Reports generated from assumptions provided and modified by management are reviewed by the Asset/Liability Management Committee and reported to the Board of Directors quarterly. The Interest Rate Sensitivity of Net Portfolio Value Report shows the degree to which balance sheet line items and the net portfolio value are potentially affected by a 50 to 300 basis point (1/100th of a percentage point) upward and a 50 to 100 basis point downward shift (shock) in the Treasury yield curve.

The following table presents Osage Federal Bank's NPV as of June 30, 2009. The NPV was calculated by the Office of Thrift Supervision, based on information provided by Osage Federal Bank. At June 30, 2009, Osage Federal Bank was in compliance with the interest rate risk limits established by the board of directors.

Change in Rate [1]	Net Portfolio Value		Net Portfolio Value As % of Present Value of Assets		
	$ Amount	$ Change	% Change	Net Portfolio Value Ratio	Basis Point Change
	(Dollars in thousands)				
+300 bp	$ 21,721	$ (4,110)	(16)%	13.83%	(187)bp
+200 bp	23,421	(2,409)	(9)%	14.66	(104)bp
+100 bp	24,913	(917)	(4)%	15.34	(36)bp
+ 50 bp	25,450	(381)	(1)%	15.56	(14)bp
0 bp	25,830	--	--	15.70	--bp
-50 bp	26,058	228	1%	15.76	6 bp
-100 bp	26,076	246	1%	15.71	1 bp

(1) The -300 and -200 bp scenario is not reported due to the low prevailing interest rate environment.

The above analysis indicates that the net portfolio value of Osage Federal Bank would be more adversely affected by a 100 basis point increase in market rates than by a 100 basis point decrease in market rates. The report also indicates that throughout the rate scenarios analyzed, Osage Federal Bank's net portfolio value would remain in excess of 8% of the present value of its assets which is within the guidelines adopted by our board of directors. To reduce our future interest-rate risk, we have continued to originate some floating rate loans. We have sold a substantial amount of loans in the secondary market in anticipation that they would have long lives. To reduce our future interest-rate risk, we have continued to offer deposit products which have short odd terms, which will revert to a standard term at maturity, generally at much lower rates. We have maintained a ladder of maturing FHLB advances extending in excess of five years.

Future interest rates and their effect on NPV or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. There are inherent shortcomings in this type of computation. Although individual assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market interest rates. The interest rates on some adjustable-rate assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other adjustable-rate assets and liabilities may lag behind changes in market interest rates depending on the index used to set rates. Assets, such as adjustable-rate mortgages, generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debts may decrease in the event of an interest rate increase.

Liquidity and Commitments

We are required to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, scheduled payments, prepayments and maturities of outstanding loans and mortgage-backed securities, sales of loans into the secondary market, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize FHLB advances to leverage our capital base and to provide a portion of the funding needed to manage the interest rate risk presented by our core business of attracting and retaining retail deposits to fund mortgage and consumer loans.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits and federal funds sold, agency mortgage-backed securities, municipal securities and bonds. On a longer term basis, we maintain a strategy of investing in various loan products. We use our sources of funds primarily to meet our ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities. At June 30, 2009, the total approved loan origination commitments outstanding were $4.4 million, and we had $1.3 million of unfunded commitments on lines of credit. At the same date, construction loans in process were $3.0 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2009, totaled $60.3 million. Management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Osage Federal Bank. At June 30, 2009, our total collateralized borrowing limit was $53.6 million at the FHLB. We had $20.7 million of advances outstanding, and in addition, we are party to letters of credit with the FHLB in the amount of $17.0 million, giving us the ability at June 30, 2009 to borrow an additional $15.9 million from the FHLB as a funding source to meet commitments and for liquidity purposes. We had $1.3 million of commitments to sell loans at June 30, 2009, and standby letters of credit of $26,000 for one of our customers. At June 30, 2009, we had also committed to purchase a $505,000 municipal security which settled in July 2009.

The following table presents our fixed and determinable contractual obligations and commitments by payment date as of June 30, 2009.

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Federal Home Loan Bank borrowings	$ 20,700	$ 2,800	$ 8,350	$ 7,550	$ 2,000
Certificates of deposit	73,748	60,307	5,466	7,975	--
Total	$ 94,448	$ 63,107	$ 13,816	$ 15,525	$ 2,000

	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Construction loans in process [1]	$ 2,974	$ 1,759	$ 552	$ 71	$ 592
Other commitments to extend credit[2]	4,399	4,399	--	--	--
Unfunded lines of credit	1,283	856	410	17	--
Total	$ 8,656	$ 7,014	$ 962	$ 88	$ 592

(1) Includes construction loans which will convert to permanent loans.
(2) Represents amounts committed to customers.

Off-Balance Sheet Arrangements

We are parties to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily include loan commitments and lines of credit, including commercial lines. We use these financial instruments to meet the financing needs of our customers. Outstanding loan commitments and unfunded lines of credit at June 30, 2009 were $4.4 million and $1.3 million, respectively. We had $1.3 million of commitments to sell loans at June 30, 2009, and standby letters of credit of $26,000 for one of our customers. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risk and management does not anticipate any accounting losses, which would have a material effect on us.

Capital

Consistent with our goals to operate a sound and profitable financial organization, the Company actively seeks to maintain the Bank as a "well capitalized" institution in accordance with regulatory standards. Total equity of Osage Bancshares, Inc. was $24.8 million at June 30, 2009, or 15.7% of total assets on that date. As of June 30, 2009, the Bank exceeded all capital requirements of the Office of Thrift Supervision. The Bank's regulatory capital ratios at June 30, 2009 were as follows: core capital – 13.39%; Tier I risk-based capital – 19.01%; and total risk-based capital – 19.42%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

Impact of Inflation

The financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

For a discussion of the expected impact of recently issued accounting pronouncements that have not yet been adopted by the Company, please refer to Note 20 of Notes to Consolidated Financial Statements in this Annual Report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that, as of June 30, 2009, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Mark S White

Mark S. White, President
and Chief Executive Officer

Sue Allen Smith

Sue Allen Smith, Vice President
and Chief Financial Officer

[Intentionally left blank]

BKD LLP
CPAs & Advisors

3230 Hammons Boulevard
P.O. Box 1824
Joplin, MO 64802-1824
417.624.1065 Fax 417.624.1431 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Osage Bancshares, Inc.
Pawhuska, Oklahoma

We have audited the accompanying consolidated balance sheets of Osage Bancshares, Inc. as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2009. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osage Bancshares, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in *Note 13*, in 2009 the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Standards No. 157.

BKD, LLP

BKD, LLP

Joplin, Missouri
September 25, 2009

Osage Bancshares, Inc.
Consolidated Balance Sheets
June 30, 2009 and 2008

Assets

	2009	2008
Cash and due from banks	$ 1,699,565	$ 2,027,328
Interest bearing deposits with banks	10,505,277	466,055
Federal funds sold	2,254,000	5,297,000
Cash and cash equivalents	14,458,842	7,790,383
Available-for-sale securities	15,886,640	19,439,486
Held-to-maturity securities	18,281,927	14,642,340
Loans, net	100,550,729	105,977,860
Loans held for sale	356,900	455,400
Premises and equipment	1,878,078	1,957,457
Foreclosed assets held for sale	220,134	63,444
Interest receivable	715,975	691,128
Federal Home Loan Bank stock, at cost	1,921,300	1,883,100
Deferred income taxes	161,657	262,351
Bank owned life insurance	2,334,667	2,243,926
Goodwill	913,704	913,704
Core deposit intangibles	238,436	283,017
Other	369,692	169,064
Total assets	$ 158,288,681	$ 156,772,660

Liabilities and Stockholders' Equity

	2009	2008
Liabilities		
Deposits	$ 109,589,775	$ 102,355,155
Federal Home Loan Bank advances	20,700,000	21,300,000
Advances from borrowers held in escrow	825,063	817,327
Accrued interest and other liabilities	1,567,007	1,132,501
Total liabilities	132,681,845	125,604,983
Commitments and Contingencies	—	—
Equity Received from Contributions to the ESOP (90,055 shares at June 30, 2009 and 65,497 shares at June 30, 2008)	784,002	554,634
Stockholders' Equity		
Preferred stock, $.01 par value (5,000,000 shares authorized; none outstanding)	—	—
Common stock, $.01 par value (20,000,000 shares authorized; 2,783,645 and 3,236,145 shares issued and outstanding at June 30, 2009 and June 30, 2008, respectively, net of 288,000 allocated and unallocated ESOP shares)	24,956	29,481
Additional paid-in capital	27,155,190	26,850,729
Retained earnings (deficit)	(2,452,991)	3,795,873
Accumulated other comprehensive income (loss)	95,679	(63,040)
Total stockholders' equity	24,822,834	30,613,043
Total liabilities and stockholders' equity	$ 158,288,681	$ 156,772,660

Osage Bancshares, Inc.

Consolidated Statements of Operations

Years Ended June 30, 2009, 2008 and 2007

	2009	2008	2007
Interest Income			
Loans	$ 7,070,495	$ 6,433,965	$ 5,477,688
Available-for-sale securities	785,825	799,476	830,886
Held-to-maturity securities	627,509	389,616	331,090
Deposits with other financial institutions	35,747	328,120	269,040
Other	38,524	75,246	97,553
Total interest income	8,558,100	8,026,423	7,006,257
Interest Expense			
Deposits	2,813,273	2,878,196	2,293,825
Advances from Federal Home Loan Bank	880,790	695,432	1,042,346
Total interest expense	3,694,063	3,573,628	3,336,171
Net Interest Income	4,864,037	4,452,795	3,670,086
Provision for Loan Losses	70,000	20,000	10,000
Net Interest Income After Provision for Loan Losses	4,794,037	4,432,795	3,660,086
Noninterest Income			
Service charges on deposit accounts	402,675	364,378	382,936
Other service charges and fees	83,204	74,949	70,225
Gain on sale of mortgage loans	337,524	68,843	11,710
Net loan servicing fees	76,374	68,119	48,469
Other income	197,755	184,247	152,360
Total noninterest income	1,097,532	760,536	665,700
Noninterest Expense			
Salaries and employee benefits	2,395,500	2,051,997	1,728,502
Net occupancy expense	450,060	325,407	263,261
Deposit insurance premium	181,703	10,457	8,679
Other operating expenses	1,203,300	1,078,812	862,792
Impairment charge on investment securities	2,645,822	1,357,236	—
Total noninterest expense	6,876,385	4,823,909	2,863,234
Income (Loss) Before Income Taxes	(984,816)	369,422	1,462,552
Provision for Income Taxes	608,398	152,134	522,596
Net Income (Loss)	$ (1,593,214)	$ 217,288	$ 939,956
Basic Earnings (Loss) Per Share	$ (.61)	$ .07	$ .28
Diluted Earnings (Loss) Per Share	$ (.61)	$ .07	$ .28
Cash Dividends Paid Per Share	$ .34	$ .34	$ .32

Osage Bancshares, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended June 30, 2009, 2008 and 2007

	Common Stock	
	Shares	Amount
Balance, July 1, 2006	2,245,683	$ 223,226
Net income	—	—
Change in unrealized depreciation on available-for-sale securities, net of taxes of $7,705	—	—
Total comprehensive income		
Dividends declared	—	—
Net proceeds from sale of common stock, including par value change from $0.10 to $0.01	1,095,282	(190,106)
Proceeds from the exercise of stock options	3,590	36
Allocation of ESOP shares	13,675	—
Tax benefits from ESOP, employees' stock option, and restricted stock plans	—	—
Amortization of restricted stock and stock option plans net of shares withheld	—	—
Balance, June 30, 2007	3,358,230	33,156
Net income	—	—
Change in unrealized depreciation on available-for-sale securities, net of taxes of $(404,313)	—	—
Reclassification of impairment charge included in net income, net of taxes of $515,750	—	—
Total comprehensive income		
Dividends declared	—	—
Allocation of ESOP shares	22,857	—
Tax benefits from ESOP, employees' stock option, and restricted stock plans`	—	—
Shares repurchased under stock buyback plans	(367,445)	(3,675)
Shares purchased for restricted stock plans	—	—
Amortization of restricted stock and stock option plans net of shares withheld	—	—
Balance, June 30, 2008	3,013,642	29,481
Net loss	—	—
Change in unrealized depreciation on available-for-sale securities, net of taxes of $97,278	—	—
Reclassification of impairment charge included in net income	—	—
Total comprehensive income		
Dividends declared	—	—
Allocation of ESOP shares	24,558	—
Tax benefits from ESOP, employees' stock option, and restricted stock plans	—	—
Shares repurchased under stock buyback plans	(452,500)	(4,525)
Cumulative effect of adoption of EITF Issue 06-4	—	—
Amortization of restricted stock and stock option plans net of shares withheld	—	—
Balance, June 30, 2009	2,585,700	$ 24,956

See Notes to Consolidated Financial Statements

Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
$ 5,290,160	$ 7,872,151	$ (257,428)	$ 13,128,109
—	939,956	—	939,956
—	—	12,570	12,570
			952,526
—	(658,075)	—	(658,075)
21,772,620	—	—	21,582,514
27,571	—	—	27,607
—	—	—	—
34,672	—	—	34,672
130,709	—	—	130,709
27,255,732	8,154,032	(244,858)	35,198,062
—	217,288	—	217,288
—	—	(659,668)	(659,668)
—	—	841,486	841,486
			399,106
—	(1,148,205)	—	(1,148,205)
—	—	—	—
22,599	—	—	22,599
—	(3,427,242)	—	(3,430,917)
(661,839)	—	—	(661,839)
234,237	—	—	234,237
26,850,729	3,795,873	(63,040)	30,613,043
—	(1,593,214)	—	(1,593,214)
—	—	(2,487,103)	(2,487,103)
—	—	2,645,822	2,645,822
			158,719
—	(954,103)	—	(954,103)
—	—	—	—
9,930	—	—	9,930
—	(3,633,330)	—	(3,637,855)
—	(68,217)	—	(68,217)
294,531	—	—	294,531
$ 27,155,190	$ (2,452,991)	$ 95,679	$ 24,822,834

Osage Bancshares, Inc.

Consolidated Statements of Cash Flows

Years Ended June 30, 2009, 2008 and 2007

	2009	2008	2007
Operating Activities			
Net income (loss)	$ (1,593,214)	$ 217,288	$ 939,956
Items not requiring (providing) cash			
Depreciation	196,604	141,078	93,095
Provision for loan and foreclosed asset losses	70,000	10,000	20,000
Amortization of securities, market value adjustment, and originated mortgage servicing rights	150,974	40,030	80,260
Restricted stock plan and option expense	309,524	237,786	137,351
Deferred income taxes	3,417	(534,288)	14,496
Other than temporary impairment on available-for-sale securities	2,645,822	1,357,236	—
Gain on sale of mortgage loans	(337,524)	(68,843)	(11,710)
Gain on sale of foreclosed assets held for sale	(2,252)	(599)	(11,085)
Dividends on available-for-sale mutual funds	(479,998)	(623,699)	(631,262)
Stock dividends on Federal Home Loan Bank stock	(38,200)	(74,800)	(97,300)
Loss on disposal of premises and equipment	—	—	2,166
Increase in cash surrender value of bank owned life insurance	(90,741)	(79,998)	(77,051)
Originations of loans held for delivery against commitments	(22,431,038)	(7,973,195)	(1,342,090)
Proceeds from nonrecourse sale of loans held for delivery against commitments	22,733,315	7,548,187	1,502,166
Allocation of Employee Stock Ownership Plan shares	229,368	213,405	177,759
Changes in			
Interest receivable	(24,847)	(145,347)	(45,771)
Other assets	(77,753)	(11,521)	(29,264)
Accrued interest and other liabilities	366,289	353,743	179,854
Net cash provided by operating activities	1,629,746	606,463	901,570
Investing Activities			
Net change in loans	5,052,289	(15,430,823)	(10,898,414)
Purchase of bank, net of cash acquired	—	3,912,442	—
Purchase of held-to-maturity securities	(6,519,539)	(5,411,091)	—
Purchases of premises and equipment	(124,925)	(419,803)	(395,522)
Proceeds from sale of foreclosed assets	87,798	49,188	102,406
Purchases of available-for-sale securities	—	(5,302,687)	—
Proceeds from maturities and paydowns of held-to-maturity securities	2,856,303	1,219,520	1,259,653
Proceeds from maturities and paydowns of available-for-sale securities	1,627,691	1,323,224	2,545,803
Net cash provided by (used in) investing activities	2,979,617	(20,060,030)	(7,386,074)

	2009	2008	2007
Financing Activities			
Net increase (decrease) in demand, money market, NOW and savings deposits	$ 4,190,227	$ 3,533,110	$ (2,387,771)
Net increase in certificates of deposit	3,058,154	15,606,769	10,781,651
Net increase (decrease) in Federal Home Loan Bank short-term borrowings	(1,800,000)	1,800,000	(20,850,000)
Proceeds from Federal Home Loan Bank advances	5,000,000	8,500,000	2,000,000
Repayments of Federal Home Loan Bank advances	(3,800,000)	(2,000,000)	(1,500,000)
Net increase (decrease) in advances from borrowers held in escrow	7,736	56,162	(24,648)
Net proceeds from sale of common stock	—	—	21,495,520
Payment of dividends (net of restricted stock dividends)	(954,103)	(1,148,205)	(658,075)
Tax benefits of employee plans	9,930	22,599	34,671
Shares purchased and withheld for restricted stock plans	(14,993)	(665,388)	(6,643)
Repurchase of shares under stock buyback plans	(3,637,855)	(3,430,917)	—
Proceeds from exercise of stock options	—	—	27,607
Cash injection from Osage Federal MHC	—	—	86,996
Net cash provided by financing activities	2,059,096	22,274,130	8,999,308
Increase in Cash and Cash Equivalents	6,668,459	2,820,563	2,514,804
Cash and Cash Equivalents, Beginning of Year	7,790,383	4,969,820	2,455,016
Cash and Cash Equivalents, End of Year	$ 14,458,842	$ 7,790,383	$ 4,969,820
Supplemental Cash Flows Information			
Real estate and other assets acquired in settlement of loans	$ 283,437	$ 62,106	$ 102,851
Interest paid	$ 3,714,308	$ 3,545,423	$ 3,318,660
Income taxes paid	$ 614,508	$ 748,864	$ 451,983
Mutual fund dividends reinvested	$ 479,998	$ 623,699	$ 631,262

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Osage Bancshares, Inc. (the Company) is a thrift holding company whose principal activity is the ownership and management of Osage Federal Bank (the Bank). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in north central Oklahoma. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Reorganization

On January 17, 2007, Osage Federal MHC (the MHC) completed its reorganization into stock form and the Company succeeded to the business of the MHC's former federal mid-tier holding company subsidiary, Osage Federal Financial, Inc., which ceased to exist. Each outstanding share of common stock of Osage Federal Financial, Inc. was converted into 1.5739 shares of common stock of the Company. As part of the transaction, the Company sold a total of 2,513,880 shares to the public at $10 per share, including 201,828 shares purchased by the Company's employee stock ownership plan with funds borrowed from the Company. The Company, which is a state-chartered corporation, owns 100% of the Bank.

At June 30, 2009, 2008 and 2007, the consolidated financial statements of the Company included those of the Bank. All intercompany items have been eliminated. Prior to consummation of the reorganization, the Company had no assets or liabilities. For periods prior to January 17, 2007, the Company's financial statements consist of those of Osage Federal Financial, Inc. Earnings per share calculations and other references to stock, such as *Note 11*, have been restated as if the reorganization occurred at the beginning of the accounting periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of assets acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Goodwill

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on a straight-line basis over a seven-year period. Such assets will be periodically evaluated as to the recoverability of their carrying value.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. If securities are determined to be other-than-temporarily impaired, the unrealized loss is recorded in the income statement, with a corresponding income tax effect. For the fiscal year ended June 30, 2009, no tax effect is recorded for other-than-temporarily impaired securities.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold until maturity or pay-offs are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which are as follows:

Buildings and improvements	5-40 years
Furniture, fixtures, and equipment	3-10 years
Automobiles	5 years

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

At June 30, 2009, the Bank held 19,213 shares with a cost of $1,921,300 and at June 30, 2008, the Bank held 18,831 shares with a cost of $1,883,100.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristics currently used for stratification are type of loan, contractual maturity and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average common shares and all potentially dilutive common shares outstanding during the period. Shares held by the ESOP are deducted from the shares outstanding until committed to be released. All earnings per share calculations have been restated as if the reorganization had occurred at the beginning of the periods presented in the financial statements.

Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash by the Federal Reserve Bank. The reserves required at June 30, 2009 and 2008 were $332,000 and $314,000, respectively.

Stockholders' Equity

The Company is chartered in the state of Maryland. Under Maryland law, there is no concept of "Treasury Shares". Instead, shares purchased by the Company constitute authorized but unissued shares under Maryland law. Accounting principles generally accepted in the United States of America state that accounting for treasury stock shall conform to state law. The cost of shares purchased by the Company has been allocated to common stock and retained earnings balances.

Reclassifications

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 financial statement presentation. These reclassifications had no effect on net earnings.

Note 2: Securities

The amortized cost and approximate fair values of securities are as follows:

Available-for-Sale Securities

	June 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mutual fund consisting primarily of mortgage securities	$10,159,809	$ 57,373	$ —	$ 10,217,182
Mortgage-backed securities and collateralized mortgage securities	5,572,510	133,045	(36,097)	5,669,458
	$15,732,319	$ 190,418	$ (36,097)	$ 15,886,640

	June 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mutual fund consisting primarily of mortgage securities	$12,325,633	$ —	$ —	$ 12,325,633
Mortgage-backed securities and collateralized mortgage securities	7,215,526	1,298	(102,971)	7,113,853
	$19,541,159	$ 1,298	$ (102,971)	$ 19,439,486

During the years ended June 30, 2009 and 2008, the Company recognized other-than-temporary impairments on its investment in the Shay Ultra-Short Mortgage Fund. The impairment amounts were approximately $2,646,000 and $1,357,000 ($841,000 on an after-tax basis), for the years ended June 30, 2009 and 2008, respectively, and are included in noninterest expense on the statement of operations. Management evaluated the investment in the Fund and the unrealized loss that had accumulated on the investment. Rating agency downgrades of the underlying mortgage-related securities held in the Fund had significantly decreased the net asset value of the Fund. In May 2008, the manager of the Fund informed the Company that the "redemption in kind" feature of the Fund had been activated, meaning that any investor in the Fund wanting to redeem its investment in the Fund would receive payment mostly in the form of the securities held in the Fund's portfolio in the amount of its representative interest in the securities held by the Fund, rather than in the form of cash. It is the policy of the Fund to pay cash in an amount not to exceed $250,000 over a ninety-day period to each investor requesting redemption. The Company determined that, at that time, it would continue to hold its investment in the Fund instead of taking a redemption in kind. In light of the continuing decline in the fair value of the Fund, the securities downgrades and the activation of the redemption in kind feature, the Company's Board of Directors determined that the impairment in the value of the Fund was other-than-temporary, and accordingly recognized the impairments. The impairments were recognized based upon the fair market value of the investment as of March 31, 2009 and June 30, 2008, and the Company established a new cost basis of the investment as of those dates. The fair market value of the Fund has increased since March 31, 2009. However, unrealized gains in the value of securities on which an other-than-temporary impairment has been recognized cannot be recognized in income but instead are treated as an unrealized gain, net of related income tax effects, in stockholders' equity.

All of the mortgage-backed securities are backed by either Freddie Mac, Fannie Mae or Ginnie Mae, or are private placement securities rated at least AA, with the exception of one available-for-sale private placement security. The security, which is rated BBB, has a book value of $86,330 and a market value of $78,694 at June 30, 2009.

Held-to-Maturity Securities

	June 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Government agency securities	$ 2,241,305	$ 50,826	$ —	$ 2,292,131
Municipal securities	5,100,909	38,980	(5,951)	5,133,938
Mortgage-backed securities and collateralized mortgage obligations	10,939,713	180,302	(556,826)	10,563,189
	$ 18,281,927	$ 270,108	$ (562,777)	$ 17,989,258

	June 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Government agency securities	$ 2,269,360	$ 17,157	$ —	$ 2,286,517
Municipal securities	1,183,353	17,596	(5,239)	1,195,710
Mortgage-backed securities and collateralized mortgage obligations	11,189,627	8,388	(590,948)	10,607,067
	$ 14,642,340	$ 43,141	$ (596,187)	$ 14,089,294

The mortgage-backed securities and collateralized mortgage obligations are not due on a single maturity date. All of these securities are backed by either Freddie Mac, Fannie Mae or Ginnie Mae, or are private placement securities rated at least AA, with the exception of one held-to-maturity private placement security. One of the securities, which is rated CC, has a book value of $1,480,581 and a fair value of $1,027,629 at June 30, 2009. The security is considered a substandard asset based on its rating. However, based on management's analysis, the bond has no credit losses as of June 30, 2009.

The amortized cost and fair value of held-to-maturity securities at June 30, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Held-to-Maturity Securities

	June 30, 2009	
	Amortized Cost	Fair Value
Within one year	$ 712,097	$ 727,254
One to five years	5,765,273	5,812,992
Five to ten years	515,464	539,183
Over ten years	349,380	346,640
	7,342,214	7,426,069
Mortgage-backed securities and collateralized mortgage obligations	10,939,713	10,563,189
	$ 18,281,927	$ 17,989,258

The amortized cost of securities and overnight funds pledged as collateral to secure public deposits and for other purposes amounted to approximately $15,820,000 and $24,945,000 at June 30, 2009 and 2008, respectively. The approximate fair value of pledged securities and overnight funds amounted to approximately $15,512,000 and $24,544,000 at June 30, 2009 and 2008, respectively.

Included in held-to-maturity securities at June 30, 2009 and 2008, are certain collateralized mortgage obligations with an amortized cost of $2,597,000 and $1,996,000, respectively, and a fair value of $2,628,000 and $1,894,000, respectively, whose fair values may be more volatile as yields earned are affected by the speed at which mortgages in an underlying trust are paid prior to their scheduled maturities.

The Bank had no sales of available-for-sale or held-to-maturity securities during the years ended June 30, 2009 and 2008.

Fair values of certain investments in mortgage-backed and municipal securities are reported above at an amount less than their historical cost. Total fair value of these investments at June 30, 2009 and 2008 was $4,786,466 and $15,091,393, which is approximately 14.2% and 45.1%, respectively of the Bank's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from housing market conditions.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2009 and 2008.

	June 30, 2009					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 276,387	$ (11,749)	$ 2,751,511	$ (581,174)	$ 3,027,898	$ (592,923)
Municipal securities	1,462,036	(2,619)	296,532	(3,332)	1,758,568	(5,951)
Total temporarily impaired securities	$ 1,738,423	$ (14,368)	$ 3,048,043	$ (584,506)	$ 4,786,466	$ (598,874)

	June 30, 2008					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 7,710,638	$ (455,501)	$ 6,986,664	$ (238,518)	$ 14,697,302	$ (693,919)
Municipal securities	394,091	(5,239)	—	—	394,091	(5,239)
Total temporarily impaired securities	$ 8,104,729	$ (460,640)	$ 6,986,664	$ (238,518)	$ 15,091,393	$ (699,158)

Note 3: Loans and Allowance for Loan Losses

Categories of loans include:

	2009	2008
First mortgage loans (principally conventional)		
Principal balances		
Secured by one-to four-family residences	$ 61,851,863	$ 66,908,882
Secured by other properties	19,097,202	18,335,005
Construction loans	7,248,501	7,288,133
	88,197,566	92,532,020
Less		
Undisbursed portion of construction loans	2,974,457	3,934,739
Net deferred loan origination fees	86,973	88,913
	3,061,430	4,023,652
Total first mortgage loans	85,136,136	88,508,368
Consumer and other loans		
Principal balances		
Automobile	5,405,172	5,860,009
Savings	810,125	662,091
Second mortgage	4,298,162	5,015,207
Manufactured home	214,006	262,092
Commercial	3,001,507	3,543,891
Other	2,148,665	2,556,558
Total consumer and other loans	15,877,637	17,899,848
Total loans	101,013,773	106,408,216
Less allowance for loan losses	463,044	430,356
	$ 100,550,729	$ 105,977,860

Activity in the allowance for loan losses was as follows:

	2009	2008	2007
Balance, beginning of year	$ 430,356	$ 402,402	$ 399,701
Provision charged to expense	70,000	20,000	10,000
Transfer from bank acquisition	—	23,738	—
Losses of $42,093, $18,031, and $17,099 charged off, net of recoveries of $4,781 for 2009, $2,247 for 2008 and $9,800 for 2007, respectively	(37,312)	(15,784)	(7,299)
Balance, end of year	$ 463,044	$ 430,356	$ 402,402

Impaired loans totaled approximately $369,100 and $138,300 at June 30, 2009 and 2008, respectively. An allowance for loan losses of $4,000 and $0 relates to impaired loans at June 30, 2009 and 2008, respectively.

Interest of approximately $17,000, $9,000 and $6,000 was recognized in the years ended June 30, 2009, 2008 and 2007, respectively, on average impaired loans of approximately $254,000, $120,000 and $113,000 for 2009, 2008 and 2007, respectively. Interest of approximately $13,500, $7,600 and $5,000 was recognized in the years ended June 30, 2009, 2008 and 2007, respectively, on impaired loans on a cash basis during 2009, 2008 and 2007.

Non-accrual loans at June 30, 2009 and 2008 were $196,889 and $42,024, respectively. There were no loans past due greater than 90 days and still accruing interest at June 30, 2009 or 2008.

Note 4: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled $52,301,000 and $40,109,100, at June 30, 2009 and 2008, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers held in escrow, were approximately $402,000 and $409,000 at June 30, 2009 and 2008, respectively.

Mortgage servicing rights are included in assets on the consolidated balance sheets in the caption titled "Other." Activity in mortgage servicing rights as follows:

	2009	2008	2007
Balance, beginning of year	$ 55,297	$ 44,388	$ 88,911
Servicing rights capitalized	133,747	38,451	7,134
Amortization of servicing rights	(30,361)	(27,542)	(51,657)
Valuation allowance	—	—	—
Balance, end of year	$ 158,683	$ 55,297	$ 44,388

There has been no impairment recognized on mortgage servicing rights. This asset is valued at least annually based on current terms of the underlying sold loans. Amortization of the asset, which is stratified into various original lives of the loans, has been accelerated based on estimated current lives of the underlying loans. This is due to the high level of refinancing that occurred in both the current and in prior years.

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2009	2008
Land	$ 133,778	$ 133,778
Buildings and improvements	2,526,773	2,481,339
Furniture, fixtures and equipment	1,073,785	1,001,994
Automobiles	55,727	55,727
	3,790,063	3,672,838
Less accumulated depreciation	1,911,985	1,715,381
Net premises and equipment	$ 1,878,078	$ 1,957,457

Note 6: Income Taxes

The provision for income taxes consists of:

	2009	2008	2007
Taxes currently payable	$ 604,981	$ 686,422	$ 508,100
Deferred income taxes	3,417	(534,288)	14,496
Income tax expense	$ 608,398	$ 152,134	$ 522,596

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2009	2008	2007
Computed at the statutory rate (34%)	$ (342,664)	$ 125,407	$ 497,266
Increase (decrease) resulting from			
Nontaxable interest income, net of nondeductible interest expense	(15,858)	(13,599)	(9,514)
Nontaxable increase in cash value of bank-owned life insurance	(30,852)	(27,199)	(26,197)
Change in deferred tax asset valuation allowance	899,579	—	—
Nondeductible meals and entertainment costs	3,264	3,264	3,268
State income taxes – net of federal tax benefit	75,080	10,396	52,155
Nondeductible stock option expense	29,346	22,500	12,915
Nondeductible portion of other employee benefits	6,624	38,995	—
Other	(16,121)	(7,630)	(7,297)
Actual tax expense	$ 608,398	$ 152,134	$ 522,596
Effective tax rate	(61.8)%	41.2%	35.7%

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are:

	2009	2008
Deferred tax assets		
Allowance for loan losses	$ 174,437	$ 163,535
Benefit plan accruals	461,059	342,357
Nonaccrual loan interest	5,516	921
Other-than-temporary impairment on investment securities	1,415,329	515,750
Unrealized depreciation on available-for-sale securities	—	38,636
	2,056,341	1,061,199
Deferred tax liabilities		
Originated mortgage servicing rights	(60,628)	(21,341)
Federal Home Loan Bank stock dividends	(266,912)	(252,396)
Accumulated depreciation	(170,041)	(162,781)
Benefit plan deductions	(293,855)	(175,621)
Unrealized appreciation on available-for-sale securities	(58,642)	—
Market valuation adjustments on bank acquisition	(144,047)	(185,730)
Other	(980)	(979)
	(995,105)	(798,848)
Net deferred tax asset before valuation allowance	1,061,236	262,351
Valuation allowance		
Beginning balance	—	—
Increase during the year	(899,579)	—
Ending balance	(899,579)	—
Net deferred tax asset	$ 161,657	$ 262,351

Retained earnings at June 30, 2009 and 2008, include approximately $615,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the preceding amount was approximately $246,000 at June 30, 2009 and 2008.

Note 7: Deposits

Deposits are summarized as follows:

	Weighted Average Interest Rate	2009	2008
Demand and NOW accounts, including noninterest bearing deposits of $10,202,232 at June 30, 2009 and $7,677,957 at June 30, 2008	1.66% - 1.42%	$ 24,933,800	$ 20,872,795
Money market	1.38% - 1.49%	4,677,133	5,082,850
Passbook savings	.80% - .79%	6,231,214	5,696,275
		35,842,147	31,651,920
Certificates of deposit			
1% to 1.99%		$ 24,877,044	$ 10,017,771
2% to 2.99%		15,297,137	6,101,982
3% to 3.99%		16,037,388	16,321,246
4% to 4.99%		7,451,691	20,295,107
5% to 5.99%		10,084,368	17,967,129
		73,747,628	70,703,235
		$ 109,589,775	$ 102,355,155

The aggregate amount of certificates of deposit with a denomination in excess of $100,000 was $40,445,487 and $37,914,514 at June 30, 2009 and 2008, respectively. The aggregate amount of certificates of deposit with a denomination in excess of $250,000 was $26,355,144 at June 30, 2009. During the fiscal year ended June 30, 2009, FDIC insurance coverage for depositors changed. Previously, depositors' balances in excess of $100,000 ($250,000 for retirement accounts) were not insured. On May 20, 2009, the Federal Deposit Insurance Corporation extended the temporary increase of $250,000 per depositor through December 31, 2013.

At June 30, 2009, scheduled maturities of certificates of deposit are as follows:

	2010	2011	2012	2013	2014
1% to 1.99%	$ 24,665,459	$ 211,585	$ —	$ —	$ —
2% to 2.99%	14,445,998	762,309	88,830	—	—
3% to 3.99%	10,085,056	643,694	584,845	1,952,891	2,770,902
4% to 4.99%	2,463,233	1,048,054	1,274,922	1,584,712	1,080,770
5% to 5.99%	8,647,034	303,846	547,693	585,795	—
	$ 60,306,780	$ 2,969,488	$ 2,496,290	$ 4,123,398	$ 3,851,672

Interest expense on deposits is summarized as follows:

	2009	2008	2007
Money market	$ 70,817	$ 74,801	$ 93,322
Passbook savings	47,592	32,363	34,243
NOW	125,550	93,204	66,659
Certificates of deposit	2,569,314	2,677,828	2,099,601
	$ 2,813,273	$ 2,878,196	$ 2,293,825

Note 8: Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank consist of the following:

	2009		2008	
Due In	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2009	$ —	0.00%	$ 5,600,000	3.61%
2010	2,800,000	3.55%	1,800,000	3.72%
2011	4,550,000	4.38%	3,550,000	4.56%
2012	3,800,000	4.02%	3,800,000	4.02%
2013	5,550,000	4.32%	5,550,000	4.02%
2014	2,000,000	4.82%	1,000,000	5.20%
2015 and later	2,000,000	4.00%	—	0.00%
	$ 20,700,000	4.19%	$ 21,300,000	4.11%

The Federal Home Loan Bank requires the Bank to maintain Federal Home Loan Bank stock, investment securities and first mortgage loans free of pledges, liens and encumbrances in an amount equal to at least 117% of outstanding advances as collateral for such borrowings.

Note 9: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of June 30, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2009, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands)					
As of June 30, 2009						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 21,492	19.42%	$ 8,852	≥8.0%	$ 11,065	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$ 21,033	19.01%	$ 4,426	≥4.0%	$ 6,639	≥6.0%
Tier I Capital (to Adjusted Tangible Assets)	$ 21,033	13.39%	$ 6,284	≥4.0%	$ 7,855	≥5.0%
Tangible Capital (to Adjusted Tangible Assets)	$ 21,033	13.39%	$ 2,356	≥1.5%	N/A	N/A

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of June 30, 2008						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 22,548	27.11%	$ 6,654	≥8.0%	$ 8,317	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$ 22,118	26.60%	$ 3,327	≥4.0%	$ 4,989	≥6.0%
Tier I Capital (to Adjusted Tangible Assets)	$ 22,118	14.20%	$ 6,230	≥4.0%	$ 7,788	≥5.0%
Tangible Capital (to Adjusted Tangible Assets)	$ 22,118	14.20%	$ 2,336	≥1.5%	N/A	N/A

Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and depends on a number of factors, including capital requirements, regulatory limitation on payment of dividends, the Bank's results of operations and financial condition, tax considerations, and general economic conditions.

A savings institution that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the Office of Thrift Supervision at least thirty days before making a capital distribution. A savings institution must file an application for prior approval of a capital distribution if: (i) it is not eligible for expedited treatment under the applications processing rules of the Office of Thrift Supervision; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings institution's net income for that year to date plus the institution's retained net income for the preceding two years; (iii) it would not be adequately capitalized after the capital distribution; or (iv) the distribution would violate an agreement with the Office of Thrift Supervision or applicable regulations. At June 30, 2009, the Bank was not able to pay dividends to the Company without prior regulatory approval.

A reconciliation of the Bank's equity under generally accepted accounting principles to regulatory capital shown above is as follows:

	2009	2008
	(In Thousands)	
GAAP equity	$ 22,322	$ 23,258
Plus (Less):		
Net unrealized (gains) losses on equity securities	(96)	63
Goodwill and other intangible assets	(1,177)	(1,197)
Disallowed servicing assets	(16)	(6)
Tangible capital	21,033	22,118
Plus:		
General allowance for losses	459	430
Total Risk-Based Capital	$ 21,492	$ 22,548

Note 10: Pension Plan

The Company has a defined contribution pension plan covering all employees who have at least one year of service, have reached the age of 21 and work greater than 1,000 hours during the plan year. Employees may contribute up to 15%, subject to Internal Revenue Service limitations, excluding catch-up adjustments allowed by the Internal Revenue Service, of their compensation with the Company matching 100% of the employee's contribution on the first 3%, and 50% on the next 2%, of the employee's compensation, for a total of 4%. Employer contributions charged to expense for the years ended June 30, 2009, 2008 and 2007 were approximately $38,000, $39,000 and $34,000, respectively.

Note 11: Employee Stock Plans

Employee Stock Ownership Plan

As part of the conversion in March 2004, Osage Federal Financial, Inc., (OFFO) the prior mid-tier holding company of the Bank, established an ESOP covering substantially all employees of OFFO. The ESOP acquired 54,751 shares of OFFO common stock at $10.00 per share in the conversion (on a restated basis, 86,172 shares of Osage Bancshares, Inc. stock) with funds provided by a loan from OFFO at an annual interest rate of 4.0%. Accordingly, $547,510 representing costs of unreleased shares acquired by the ESOP was initially shown as a reduction of stockholders' equity. In the stock offering on January 17, 2007, the Company (Osage Bancshares, Inc.) added to those shares, and the ESOP acquired an additional 201,828 shares of the Company's stock. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as a reduction in debt. Compensation expense is recorded equal to the fair value of shares committed to be released. ESOP expense for the years ended June 30, 2009, 2008 and 2007 was $135,845, $148,296 and $129,750, respectively.

A recap of ESOP shares at June 30, 2009 and 2008 is as follows (restated for the reorganization on January 17, 2007):

	June 30, 2009	June 30, 2008
Allocated shares	90,055	65,497
Shares committed to be released	—	—
Unallocated shares	197,945	222,503
Total ESOP shares	288,000	288,000
Fair value of unallocated shares	$ 1,781,505	$ 2,147,540

The Company is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At June 30, 2009 and 2008, there were 2,406 and 259 outstanding shares, respectively, held by former employees that are subject to an ESOP-related repurchase option.

Stock Option and Restricted Stock Plans

On November 17, 2004, the Company held its annual meeting of shareholders at which the shareholders approved the Osage Bancshares, Inc. 2004 Stock Option Plan (the 2004 Plan). The purpose of the Plan is to attract and retain qualified personnel for positions of substantial responsibility, and to provide additional incentive to certain officers, directors and other employees. 179,524 options were approved and 161,562 options were granted. The Company is applying FAS 123(R) to account for the stock option plan. The shareholders also approved the Osage Federal Bank 2004 Restricted Stock Plan (the RSP). The purpose of the RSP is to reward and retain personnel of experience and ability in key positions of responsibility, including officers, directors and other employees. The purchase of up to 71,806 shares was approved and 64,614 shares were granted.

On November 21, 2007, the Company held its annual meeting of shareholders at which the shareholders approved the Osage Bancshares, Inc. 2007 Stock Compensation and Incentive Plan (the 2007 Plan). The purpose of the 2007 Plan is the same as the original 2004 Plan and RSP. 180,474 options were approved, and 176,935 options were granted effective December 21, 2007. The purchase of up to 72,190 shares was approved and 70,770 were granted effective December 21, 2007.

For the 2004 Plan, options are granted with an exercise price equal to the market price of the Company's stock at the date of grant. For the 2007 Plan, options are granted with an exercise price equal to the market price of the Company's stock at the date of vesting, but not less than $10.00 per share. Under all the Plans, awards vest 20% annually based on 5 years of continuous service. The option awards have 10-year contractual terms. Option and share awards provide for accelerated vesting if there is a change in control as defined in the 2004 Plan, RSP, and 2007 Plan.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is an estimate by management and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the options is based on the U.S. Treasury rate for a similar term in effect at the time of grant. There were no stock options granted during the years ended June 30, 2009 and 2007.

	June 30, 2008
Expected volatility	27%
Weighted average volatility	27%
Expected dividends	4%
Expected term (in years)	6
Risk-free interest rate	3.57 %

The weighted-average grant-date fair value of stock options granted during the year ended June 30, 2008 was $1.37. The total intrinsic value of options exercised during the years ended June 30, 2007 was $7,900. No options were exercised during the 2009 or 2008 fiscal years.

A summary of option activity under the 2004 and 2007 Plans as of June 30, 2009, 2008 and 2007 and changes during the years is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 1, 2006	152,587	$ 7.69	8 years, 6 months	
Granted	—	0.00		
Exercised	3,590	7.69		
Outstanding at July 1, 2007	148,997	7.69	7 years, 6 months	$ 114,728
Granted	176,935	10.00		
Exercised	—	0.00		
Outstanding at July 1, 2008	325,932	8.94	8 years, 2 months	$ 292,034
Granted	—	10.00		
Forfeited	2,501	10.00		
Exercised	—	0.00		
Outstanding at June 30, 2009	323,431	$ 8.94	7 years, 1 month	$ 195,186
Exercisable at June 30, 2009	116,682	$ 7.69		$ 152,853

A summary of the status of the Company's nonvested shares as of June 30, 2009, and changes during the year ended June 30, 2009, is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested, beginning of year	241,562	$ 8.94
Granted	—	0.00
Vested	67,193	8.89
Forfeited	2,501	10.00
Nonvested, end of year	171,868	$ 9.57

As of June 30, 2009, there was $181,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2004 Plan and the options portion of the 2007 Plan. That cost is expected to be recognized over a weighted-average period of 3.2 years. The total fair value of shares vested during the year ended June 30, 2009, was $513,960.

Expense recognized for the stock option plans and the restricted stock plans was $86,311 and $251,241, respectively for the year ended June 30, 2009. This includes $28,028 of dividends for unearned shares in the restricted stock plans which are accounted for as compensation expense.

Expense recognized for the stock option plan and the restricted stock plan was $66,176 and $194,433, respectively for the year ended June 30, 2008. This includes $22,823 of dividends for unearned shares in the restricted stock plan which are accounted for as compensation expense.

Expense recognized for the stock option plan and the restricted stock plan was $37,986 and $114,261, respectively for the year ended June 30, 2007. This includes $14,896 of dividends for unearned shares in the restricted stock plan which are accounted for as compensation expense.

Note 12: Other Operating Expenses

Other operating expenses consist of the following:

	2009	2008	2007
Bank charges	$ 112,232	$ 76,630	$ 78,004
Professional services	222,207	204,800	128,404
Postage	63,713	53,848	46,216
Telephone	27,770	21,213	17,344
Operating supplies	57,187	42,935	32,912
Insurance	27,767	19,333	16,667
Data processing	200,162	156,592	134,007
Advertising and public relations	140,717	162,207	105,570
Donations	2,195	3,025	4,691
Directors' fees	96,800	86,600	76,400
OTS assessments	55,479	50,359	41,758
Other	197,071	201,270	180,819
	$ 1,203,300	$ 1,078,812	$ 862,792

Note 13: Disclosures about the Fair Value of Financial Instruments

Effective July 1, 2008, the Company adopted *SFAS No. 157, Fair Value Measurements*, which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 has been applied prospectively as of the beginning of this fiscal year. The adoption of SFAS 157 did not have an impact on our financial statements except for the expanded disclosures noted below.

The following definitions describe the fair value hierarchy of levels of inputs used in the fair value measurements.

- Quoted prices in active markets for identical assets or liabilities (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.
- Significant unobservable inputs (Level 3): Inputs that reflect assumptions of a source independent of the reporting entity or the reporting entity's own assumptions that are supported by little or no market activity or observable inputs.

Financial instruments are broken down as follows by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that, due to an event or circumstance, were required to be remeasured at fair value after initial recognition in the financial statements at some time during the reporting period.

The following is a description of valuation methodologies used for assets recorded at fair value on a recurring or nonrecurring basis at June 30, 2009:

Securities Available for Sale. Investment securities available for sale are recorded at fair value utilizing Level 1 and Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, benchmark yields, market spreads, live trading levels, and market consensus prepayment speeds, among other things.

	Fair Value Measurement at June 30, 2009 Using			
	Fair Value June 30, 2009	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Available for sale securities				
Collateralized mortgage obligations	$ 539,014	$ —	$ 539,014	$ —
Mortgage-backed securities	5,130,444	—	5,130,444	—
Equity securities	10,217,182	—	10,217,182	—
Total available for sale securities	**$ 15,886,640**	**$ —**	**$ 15,886,640**	**$ —**

Loans. The Company does not record loans at fair value on a recurring basis. However, nonrecurring fair value adjustments to collateral dependent loans are recorded to reflect partial write-downs based on the observable market price or current appraised value of the underlying collateral.

Loans Held for Sale. Mortgage loans held for sale are recorded at the lower of carrying value or fair value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies mortgage loans held for sale as Nonrecurring Level 2. Write-downs to fair value typically do not occur as the company generally enters into commitments to sell individual mortgage loans at the time the loan is originated to reduce market risk. The Company typically does not have commercial loans held for sale. There were $357,000 of mortgage loans held for sale at June 30, 2009.

Impaired Loans. Impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using third party appraisals or internally developed appraisals or discounted cash flow analysis. The Company records impaired loans as Nonrecurring Level 3. If a loan's fair value as estimated by the Company is less than its carrying value, the Company either records a charge-off of the portion of the loan that exceeds the fair value or establishes a specific reserve as part of the allowance for loan losses. In accordance with the provisions of SFAS No. 114, impaired loans with a carrying value of and fair value of $197,000 are included in the financial statements at June 30, 2009.

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 14,458,842	$ 14,458,842	$ 7,790,383	$ 7,790,383
Available-for-sale securities	15,886,640	15,886,640	19,439,486	19,439,486
Held-to-maturity securities	18,281,927	17,989,258	14,642,340	14,089,294
Loans, net	100,550,729	110,884,924	105,977,860	107,979,619
Interest receivable	715,975	715,975	691,128	691,128
Federal Home Loan Bank stock	1,921,300	1,921,300	1,883,100	1,883,100
Financial liabilities				
Deposits	$ 109,589,775	$ 111,228,338	$ 102,355,155	$ 103,356,810
Accrued interest payable	37,445	37,445	57,684	57,684
Federal Home Loan Bank advances	20,700,000	21,355,556	21,300,000	21,230,513

The fair value of off-balance sheet items such as loan commitments are not material. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans and Interest Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of interest receivable approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date, *i.e.*, their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Note 14: Earnings Per Share

Earnings per share (EPS) were computed as follows for the years ended June 30, 2009, 2008 and 2007.

	Years Ending		
	2009	**2008**	**2007**
Net income (loss)	$ (1,593,214)	$ 217,288	$ 939,956
Average common shares outstanding	2,626,579	3,190,344	3,303,551
Average diluted common shares outstanding	2,626,579	3,204,031	3,336,665
Basic earnings (loss) per share	$ (.61)	$ .07	$ .28
Fully diluted earnings (loss) per share	$ (.61)	$ .07	$ .28

For the year ended June 30, 2009, the effects of 325,936 stock options and 69,749 restricted stock shares have been excluded from the calculation of diluted earnings per share, because their effects would be antidilutive.

Note 15: Related Party Transactions

At June 30, 2009 and 2008, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates. These loans are summarized as follows:

	June 30, 2009	June 30, 2008
Balance, beginning of year	$ 392,000	$ 430,000
New loans	308,000	16,000
Payments	(437,000)	(54,000)
Balance, end of year	$ 263,000	$ 392,000

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Note 16: Deferred Compensation Agreements

The Company has deferred compensation agreements with selected officers and directors that provide, upon disability or retirement, a predetermined benefit amount annually for life. Upon death, the agreement provides for reduced payments to continue to the surviving spouse. The present value of total estimated deferred compensation is being accrued using the straight-line method over the remaining years to the full eligibility date. Expense for the years ended June 30, 2009, 2008 and 2007 was $116,481, $90,564 and $80,502, respectively.

Note 17: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in *Notes 1* and *3*. Current vulnerabilities due to certain concentrations of credit risk are discussed in *Note 18*.

Note 18: Commitments and Credit Risk

The Company grants real estate, consumer and other loans, generally secured by real estate or other assets, throughout its defined lending area which is primarily located in north central Oklahoma.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral consists primarily of residential real estate and other consumer collateral.

At June 30, 2009 and 2008, the Company had outstanding commitments to originate loans aggregating approximately $4,399,000 and $7,900,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period. All loan commitments at June 30, 2009 were at fixed rates of interest. Fixed rate commitments at June 30, 2008 were approximately $7,340,000, with the remainder at floating market rates. At June 30, 2009, the interest rates on those commitments ranged from 4.75% to 8.50%.

The Company also had $1,283,000 of unfunded lines of credit as of that date, of which $392,000 were at fixed rates and $891,000 were at floating market rates.

Mortgage loans in the process of origination represent amounts which the Company plans to fund within a normal period of 60 to 90 days. A portion of these loans is intended for sale to investors in the secondary market. Commitments to originate mortgage loans for sale are considered by the Company to be derivatives and are recorded on the balance sheet until the commitment is fulfilled in accordance with SFAS 149 if deemed material. Forward commitments to sell mortgage loans are obligations to deliver loans at a specified price on or before a specified future date. The Company may acquire such commitments to reduce market risk on saleable mortgage loans in the process of origination and mortgage loans held for sale.

At June 30, 2009 and 2008, total mortgage loans in the process of origination amounted to approximately $3,932,000 and $4,878,000, respectively. At June 30, 2009 and 2008, there were forward commitments to sell mortgage loans of $1,310,000 and $759,000, respectively. Included in mortgage loans in the process of origination were commitments to originate loans at fixed rates of interest of approximately $3,932,000 and $4,878,000 at June 30, 2009 and 2008, respectively.

The Company is also party to letters of credit with the FHLB in the amount of $17.0 million. These letters of credit are used to collateralize the deposits of certain governmental agencies to replace excess deposit insurance that is no longer available. In turn, they reduce the amount we may borrow from the FHLB by the same amount, giving us the ability at June 30, 2009 to borrow an additional $15.9 million from the FHLB of Topeka as a funding source to meet commitments and for liquidity purposes.

At June 30, 2009, the Company had committed to purchase a $505,000 municipal security which settled in July 2009, and standby letters of credit of $26,000 for one of our customers.

Loans aggregating approximately $6,359,000 or 6.3% of the portfolio at June 30, 2009 were outstanding to borrowers employed by an area-based petroleum refining company.

Deposits of approximately $21,801,000 or 19.9% of the Company's total deposits were from one customer.

Note 19: Condensed Parent Company Statements

The condensed balance sheets at June 30, 2009 and 2008 and statements of operations and cash flows for the years ended June 30, 2009, 2008 and 2007, for the parent company, Osage Bancshares, Inc., and Osage Federal Financial, Inc., (the parent company of Osage Federal Bank until January 17, 2007), are as follows:

	2009	2008
Balance Sheets		
Assets		
Cash	$ 3,285,385	$ 8,076,525
Investment in subsidiary bank	21,537,449	22,703,643
Total assets	$ 24,822,834	$ 30,780,168
Accrued Liabilities	$ —	$ 167,125
Stockholders' equity	24,822,834	30,613,043
Total liabilities and stockholders' equity	$ 24,822,834	$ 30,780,168

	2009	2008	2007
Statements of Operations			
Income			
Interest and dividend income	$ —	$ —	$ —
Income Before Income Tax and Equity in Undistributed Earnings of Subsidiaries	—	—	—
Provision for Income Taxes	—	—	—
Income Before Equity in Earnings of Subsidiaries	—	—	—
Equity in Undistributed Earnings (Loss) of Subsidiaries	(1,593,214)	217,288	939,956
Net Income (Loss)	$ (1,593,214)	$ 217,288	$ 939,956

	2009	2008	2007
Statements of Cash Flows			
Operating Activities			
Net income (loss)	$ (1,593,214)	$ 217,288	$ 939,956
Item not providing (using) cash			
Equity in undistributed earnings (loss) of subsidiary	1,593,214	(217,288)	(939,956)
Net cash provided by operating activities	0	0	0
Investing Activities			
Investment in subsidiary bank	$ —	$ —	$ (11,757,556)
Net cash used in investing activities	—	—	(11,757,556)
Financing Activities			
Payment of dividends, net of restricted stock dividends	(954,103)	(1,148,205)	(658,075)
Net proceeds from sale of common stock	—	—	23,515,112
Restricted stock dividend	(32,057)	(25,912)	(17,421)
Cash paid for repurchase of shares under stock buyback plans	(3,804,980)	(3,263,792)	—
Net cash (used in) provided by financing activities	(4,791,140)	(4,437,909)	22,839,616
Increase (Decrease) in Cash	(4,791,140)	(4,437,909)	11,082,060
Cash, Beginning of Year	8,076,525	12,514,434	1,432,374
Cash, End of Year	$ 3,285,385	$ 8,076,525	$ 12,514,434

Note 20: Recent Accounting Pronouncements

In March 2006 and updated in September 2006, The Emerging Issues Task Force released Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue deals with whether the postretirement benefit associated with an endorsement split-dollar arrangement is effectively settled in accordance with either FASB Statement 106 or APB Opinion 12 upon entering into such arrangement. The EITF reached a consensus that employers actually incur a liability for the death benefit associated with these types of policies, even though the insurance company undertakes the legal obligation to provide a benefit to individuals insured under these arrangements. The adoption of this new standard resulted in a cumulative effect adjustment that reduced retained earnings at July 1, 2008 by $68,217.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, *Fair Value Measurements*. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. This statement does not require any new fair value measurements and was effective for the Company beginning July 1, 2008. The adoption of this Statement did not have a material adverse effect on the Company's financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. This statement provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. Statement No. 159 was effective for the Company beginning July 1, 2008. The adoption of this Statement did not have a material adverse effect on the Company's financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised), *Business Combinations*. SFAS No. 141(revised) retains the fundamental requirements in Statement 141 that the acquisition method of accounting be used for business combinations, but broadens the scope of Statement 141 and contains improvements to the application of this method. The Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Costs incurred to effect the acquisition are to be recognized separately from the acquisition. Assets and liabilities arising from contractual contingencies must be measured at fair value as of the acquisition date. Contingent consideration must also be measured at fair value as of the acquisition date. SFAS No. 141 (revised) applies to business combinations occurring after January 1, 2009.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. This Statement amends and expands the disclosure requirements in SFAS No. 133, *Accounting for Derivatives Instruments and Hedging Activities*. The FASB issued this Statement to address concerns that the existing disclosure requirements for derivative instruments and related hedged items do not provide adequate information on the effect that derivative activities have on an entity's overall consolidated financial condition or results of operations. Specific disclosure requirements are outlined in the Statement. Statement No. 161 was effective for the Company's financial statements issued for periods beginning after November 15, 2008. The adoption of this Statement has not had a material impact to the Company's results of operations or financial condition.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, which amends the other-than-temporary impairment model for debt securities. Under the FSP, an other-than-temporary-impairment must be recognized if an investor has the intent to sell the debt security or if it will more likely than not be required to sell the debt security before recovery of its amortized cost basis. In addition, the FSP changes the amount of impairment to be recognized in current-period earnings when an investor does not have the intent to sell or if it is more likely than not that the investor will not be required to sell the debt security, as in these cases only the amount of the impairment associated with credit losses is recognized in income. The FSP also requires additional disclosures regarding the calculation of credit losses, as well as factors considered in reaching a conclusion that an investment is not other-than-temporarily impaired. The FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the FSP did not have a material impact on the Company's results of operations or financial condition.

In April 2009, the FASB issued FSP FAS 157-4. The FSP provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly declined. The FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the FSP did not have a material impact on the Company's results of operations or financial condition.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*. The statement sets forth guidance concerning the recognition or disclosure of events or transactions that occur subsequent to the balance sheet date but prior to the release of the financial statements. The statement sets forth that management of a public company must evaluate subsequent events for recognition and/or disclosure through the date of issuance. The statement also defines the recognition and disclosure requirements for Recognized Subsequent Events and Non-Recognized Subsequent Events. Recognized Subsequent Events provide additional evidence about conditions that existed as of the balance sheet date and will be recognized in the entity's financial statements. Non-Recognized Subsequent Events provide evidence about conditions that did not exist as of the balance sheet date and if material will warrant disclosure of the nature of the subsequent event and the financial impact. An entity shall disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or available to be issued. This statement is effective for interim and annual reporting periods ending after June 15, 2009, and was adopted by the Company at June 30, 2009. The adoption of this Statement did not have a material impact on the Company's financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an Amendment of FASB Statement No. 140.* The statement amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to enhance reporting about transfers of financial assets, including securitizations and where companies have continuing exposure to the risks related to transferred financial assets. SFAS No. 166 eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. It also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This Statement will be effective for the Company July 1, 2010. The Company does not expect the adoption of this Statement to have a material impact on the Company's financial position or results of operations.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*. The Statement changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. SFAS No. 167 requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. SFAS No. 167 will be effective for the Company July 1, 2010. The Company does not expect the adoption of this Statement to have a material impact on the Company's financial position or results of operations.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162.* SFAS No. 168 replaces SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* and establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative guidance for SEC registrants. All guidance contained in the Codification carries an equal level of authority. All non-grandfathered, non-SEC accounting literature not included in the Codification is superseded and deemed non-authoritative. SFAS No. 168 will be effective for the Company's interim and annual financial statements for periods ending after September 15, 2009. The Company does not expect the adoption of this Statement to have a material impact on the Company's financial position or results of operations.

Note 21: Subsequent Event

Subsequent events have been evaluated through September 25, 2009, which is the date the financial statements were issued.

[Intentionally left blank]

[Intentionally left blank]

OSAGE BANCSHARES, INC.

239 E. Main Street
Pawhuska, Oklahoma 74056-5215
(918) 287-2919

Board of Directors

Milton V. Labadie, Chairman
Retired CEO of Osage Federal Bank

Mark S. White
President and CEO
Osage Federal Bank

Richard J. Trolinger
Executive Vice President
Osage Federal Bank

Martha M. Hayes
Senior Vice President
Osage Federal Bank

Mark A. Formby
Private Investor

Harvey Payne
Attorney

Gary D. Strahan
Certified Public Accountant

Executive Officers

Mark S. White, President and CEO
Richard J. Trolinger, Executive Vice President
Martha M. Hayes, Senior Vice President
Sue Allen Smith, Vice President, CFO and Treasurer
Frances Altaffer, Vice President and Secretary

Special Counsel

Malizia Spidi & Fisch, PC
901 New York Avenue, N.W.
Suite 210 East
Washington, D.C. 20001

Independent Auditor

BKD, LLP
3230 Hammons Boulevard
Joplin, MO 64802

Transfer Agent and Registrar

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948